1/7

04035496

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank Ltd

*CURRENT ADDRESS

PROCESSED

JUL 15 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34775 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DAT : 7/14/04

Exhibit A - 1

(TRANSLATION)

RECEIVED
2004 JUL -7 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: Shareholders

June 8, 2004

Notice of the Annual General Meeting of Shareholders for the 4th Term

Dear Shareholders,

Shinsei Bank Ltd

This notice serves to inform you of the convening of the Annual General Meeting of Shareholders for the 4th Term of this Bank as specified on the following page and to cordially invite you to attend the said Meeting.

Since voting rights can be exercised by either of the following methods, if you are unable to attend the Meeting in person, we request you to follow the procedure for exercising voting rights by Wednesday, June 23, 2004 by referring to the attached reference materials.

[Exercise of Voting Rights by Post]

Please indicate whether you are for or against the proposals in the enclosed Form for Exercising Voting Rights, attach your seal impression and return it to us by post.

[Site to Exercise Voting Rights by Internet]

Please access the site to exercise your voting rights (http://www.evote.jp/) using a personal computer and inputting "yes" or "no" to the proposals in accordance with the guidance on the screen.

With respect to the exercise of voting rights through the Internet, you are kindly requested to confirm "Procedure to Exercise Voting Rights through the Internet" described on page 47.

Very truly yours,

For Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

Masamoto Yashiro, President

◎ Request: When you attend the meeting in person, please submit the enclosed Form for Exercising Voting Rights to the reception at the Meeting.

(TRANSLATION)

Description of the Meeting

1. Date and Time: Thursday, June 24, 2004 at 10:00 am

2. Place: Shinsei Hall, 1F, Head Office, Shinsei Bank, Ltd.
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo

3. Meeting Agenda:

Item for Reporting:

Business Report and the Report of Balance Sheet and Income Statement for the 4th Term (from April 1, 2003 to March 31, 2004).

Items for Resolution:

Agenda No. 1 **Approval of Proposal for Appropriation of Profit for the 4thTerm**

Agenda No. 2 **Election of 3 Directors**

Agenda No.3 **Issuance of Stock Acquisition Rights as Stock Options to Directors and other Staff of the Bank and its Subsidiaries**

This Agenda is outlined below in the "Reference Materials Related to Exercise of Voting Rights" (from page 41 to page 45).

Agenda No. 4 **Acquisition of Treasury Shares**

This Agenda is outlined in the "Reference Materials Related to Exercise of Voting Rights" (page 45).

Agenda No. 5 **Payment of Retirement Allowance to the Retiring Director and Statutory Auditors**

(TRANSLATION)

Business Report for the Fourth Term
(From April 1, 2003 to March 31, 2004)

1. Business Summary

(1) Business Developments, Achievements, etc.

【Financial and Economic Environment】

Looking back at the financial and economic environment for the reported term, while there was concern over financial instability at the start of the term due to serious deflation, positive developments became evident such as improvements in corporate sentiment towards capital investment. On the domestic front, encouraging signs emerged including a gradual recovery in share prices on the back of the Japanese government's commitment to resolve financial problems, improvements in corporate performance through the steady progress in restructuring efforts and growing demand for digital equipment, in particular, the so-called "3 consumer must-haves." Furthermore , the export environment turned around as a result of growing demand in such countries as China. With respect to the financial system, while the focus shifted towards regional financial institutions ahead of the removal of blanket deposit insurance in April 2005, concerns over large-scale financial instability have subsided as major banks came within the range of achieving the targets set by the Program for Financial Revival, helped by rising share prices. Ratings for some banks were also upgraded. Against this background, the Nikkei average closed the term at a higher level than the end of the last fiscal year for the first time in four years, showing clear signs of an upward momentum.

Meanwhile, despite the continuous existence of destabilizing factors such as world-wide concerns over terrorism as a result of the post-war situation in Iraq and the occurrence of "bird flu," the global economy remained on the upward trend supported by such factors as the stronger U.S. economy that showed tax cut effects and recovery in employment and the Chinese economy that sustained strong growth following the end of the SARS epidemic.

Under such circumstances, Japan's short-term interest rates remained close to zero as a result of the BOJ's policy to ease money supply. Long-term interest rates surged in the summer causing some upset in the financial market. However, they gradually subsided following the BOJ's announcement of its strong commitment to the policy of quantitative easing of money supply. Although long-term interest rates rose again towards the end of the term in line with rising share prices, this did not lead to a major upset. As for the yen-dollar exchange rate, the yen became stronger on the back of expectations about Japan's economic recovery. In response to this situation, the Japanese government and BOJ intervened in the market selling yen and buying U.S. dollars on the biggest scale in history. This temporarily depreciated the yen, but invited a backlash from the international community, which diminished the momentum for the government's exchange intervention. As a result, the yen surged and was exchanged at 103 yen per U.S. dollar as of the last day of the term. This is a concern for Japan's economic recovery, together with steep rises in materials prices.

【Business Developments and Achievements】

(New Stage of Operations)

Thanks to your support, our bank was able to re-list its shares on the First Section of the Tokyo Stock Exchange in February 2004. In the past four years since the launch of Shinsei Bank, we have worked to restore sound asset quality, to strengthen financial fundamentals and to establish a new business model based on the investment banking business and a new type of retail banking business. We consider that the recent listing of our shares is a manifestation of our achievements in these four years.

Our bank converted its charter into an Ordinary Bank from the previous long-term credit bank status as of April 1, 2004 enabling us to offer a wider range of services under this new business model. As a bank licensed under the Banking Law, we will offer a wide array of products and services that better satisfy customers' needs. We will endeavor to fulfill our responsibilities as a listed company and respond to the trust shown in us by our customers.

Furthermore, we will adopt a "Company with Committees System" (*iinkai-tou-setchi-gaisha*) stipulated in the Commercial Code as of the close of this fiscal year's Annual General Meeting of Shareholders. We have worked to strengthen our corporate governance on our own initiative by organizing a system to monitor and supervise business execution. For instance, we established the Audit Committee consisting of all the Statutory Auditors and two non-executive Directors. Furthermore, a majority of the Board of Directors of our bank consists of non-executive Directors both from Japan and overseas. Moreover, we have secured transparency of our decision-making process by establishing such committees as the Nomination and Compensation Committee and the Management Committee. By becoming a "Company with Committees System " we will clearly separate business execution and supervision functions. We will also establish the Audit Committee, Nomination Committee and Compensation Committee, the majority of which will consist of non-executive Directors, and delegate significant business execution authority to the newly created position of Executive Officers (*shikkou-yaku*). We believe this will further strengthen the management supervision function and create an organization that is capable of speedy management decision-making.

(Business Developments and Achievements in the Reported Term)

Within this context, major developments of our business in the reported term were as follows.

In the area of retail banking, due to the popularity of its convenient features, the number of comprehensive *PowerFlex* accounts reached 600,000 as of the end of March 2004. The growth in sales of foreign currency deposits, mutual funds and so forth led to the strengthening of our fee income.

With the completion of the transformation of Hachioji Branch into a Shinsei Financial Center (SFC), all our branches have now been transformed into SFCs. In addition to the establishment of the only full service bank branches in large-scale redevelopment areas such as Shiodome SIO SITE and Roppongi Hills, we further improved customer convenience through a tie-up with Daily Yamazaki Corp. to offer ATM service in Daily Yamazaki stores and the commencement of ATM service in Keihin Electric Express and Sagami Railway stations.

We have also opened four housing loan centers, including a branch specializing in housing loans that was opened near Tokyo Station, in an effort to strengthen our sales promotion system of housing loans. Thanks to such efforts, the balance of *PowerSmart* housing loans reached about 140 billion yen as of the end of March 2004.

In the area of corporate banking, we are reaping the benefits of our past business activities in the investment banking business we are expanding to diversify our revenue base.

In our securitization business, we are achieving advanced results and developing a system that can handle a wide range of assets including loans to companies, lease receivables, credit card receivables, installment receivables, consumer loans, housing loans, apartment loans, commercial real estate and non-performing loans. For example, in the area of housing loans, our bank securitized claims worth 89.2 billion yen by pooling claims held by multiple originators in response to asset liability management and asset reduction needs of financial institutions and non-bank finance companies in March 2003. This deal was named as the "Deal of the Year" in the category of domestic securitization projects in 2003 by *IFR*, an international finance magazine. Furthermore, it was selected as the best deal among securitization products of the same year by *Nikkei Koushasai Jouhou* (Nikkei Corporate and Public Bonds Information). Also in October 2003 and March 2004, our bank securitized claims worth 97 billion yen and 73.5 billion yen respectively as a series of securitizations by similar techniques. And in the area of installment receivables, we implemented a securitization worth 20 billion as the first Japanese deal fully incorporating installment receivables, which had been considered difficult technically until then. *IFR* placed a high value on such achievements and named our bank as the "Securitization House of the Year" in Japan. We also build a reputation as the top player for securitization both in name and substance.

We are also aiming to develop our business in the area of corporate solutions business by utilizing know-how accumulated through the improvements to our own portfolio. For instance, we are supporting companies' rehabilitation plans, and the funds in which our bank invests are taking over companies that are restructuring under the Industrial Revitalization Corporation.

We are promoting our business focusing on solution needs of a wide variety of customers by utilizing our know-how. For instance, we are supporting the plans of regional financial institutions to strengthen their relationship banking function. We are also offering long-term, fixed rate housing loans of 30 years as a regular product to homebuyers through *PartnerPlus,* a joint business project with house builders.

In terms of our organization, we restructured the investment banking business group as of November 1, 2003. This was designed to develop products that better satisfy customers' needs in a flexible manner by further integrating divisions/branches in charge of customers and teams specializing in product development. One of the pillars of this initiative is the Nonbank Financial Services Division. We are strengthening and enlarging nonbank business utilizing group functions with the Nonbank Financial Services Division as the core organization. For instance, Shinsei Property Finance Co., Ltd. currently engages in the *PartnerPlus* project mentioned earlier. Furthermore, our bank acquired the installment credit business of a subsidiary of Teijin Ltd. and relaunched it as Shinsei Sales Finance Co., Ltd. We are planning to position nonbank business as the third pillar of our operations in the future in addition to the investment banking business and retail banking business.

As a result of bank-wide efforts centered on the Small- and Medium Sized Enterprise Committee chaired by the President, loans to small- and medium-sized enterprises (SMEs) are expected to reach the target figure as of the end of fiscal 2003.

With respect to our balance sheet structure, claims to be disclosed under the Financial Revitalization Law dropped below 100 billion yen as of the end of March 2004 as a result of the final cleanup of non-performing loans through such methods as their collection and sale. Consequently, the ratio of non-performing loans has dropped to 3%. In terms of funding, we are reviewing and diversifying the funding structure in order to reduce funding costs. Funding costs have been declining for both debentures and deposits thanks to improvements to our ratings and increases in investor confidence. Our funding base has expanded due as well to a steady increase in transactions not only from retail customers but also from corporate customers.

External ratings agencies have appreciated such improvements to our bank's financial conditions. Rating and Investment Information, Inc. (R&I) upgraded our bank's long-term rating from "BBB" to "BBB+" in April 2003, while Standard & Poor's upgraded the long-term rating from "BBB-" to "BBB" in June 2003 and the short-term rating from "A-3" to "A-2" in January 2004. In December 2003, Moody's raised our long-term deposit rating from "Baa2" to "Baa1" and our financial strength rating from "D-" to "D", respectively. Furthermore, Japan Credit Rating Agency, Limited (JCR) assigned our bank an "A-" long-term rating in August 2003.

Our results for the reported term are as follows.

(Debentures)

In the year to March 2004, we raised necessary funds steadily in response to the slimming down of the balance sheet and in view of fundraising after the conversion of our charter into an ordinary bank.

As a result, the amount of outstanding discounted debentures decreased by 17.2 billion yen during the term and the amount of outstanding debentures with coupons declined by 508.9 billion yen. The total outstanding amount at the term end was 1,362.2 billion yen.

(Deposits / NCD)

Deposits increased by 34.5 billion yen during the term due to the popularity of convenient features offered by the comprehensive *PowerFlex* account and sales of deposit products that match customers' needs. Negotiable certificates of deposit (NCD) also increased by 141 billion yen during the term. As a result, the total balance of deposits and NCD at the term end rose by 175.5 billion yen to 2,778.4 billion yen.

(Loans)

Although efforts were made to promote new types of loans such as non-recourse loans, loans decreased by 455.3 billion yen during the term and the term-end balance was 3,217.8 billion yen. This was because of such factors as progress in loan repayments due to stagnant funding needs for capital investment, continued efforts of major corporate customers to reduce their interest-bearing liabilities, and the collection and assignment of non-performing loans (including assignment to the Deposit Insurance Corporation of Japan through the exercise of the Cancellation Right).

With respect to loans to SMEs, however, we expect to achieve the target set out in the Plan for Restoring Sound Management thanks to proactive bank-wide efforts.

(Securities / Trading Securities)

In the reported term, our bank reduced outstanding JGBs in response to the efficient management of our balance sheet. As a result, the amount of securities decreased by 259.7 billion yen during the term with the term end balance being 1,508.2 billion yen.

Trading securities posted as trading assets increased by 233.3 billion yen during the term with the term end balance being 445.5 billion yen.

(Volume of Foreign Exchange and Domestic Remittance Transactions)

The volume of foreign exchange transactions during the reported term dropped to 10,715 million dollars, down by 1,235 million dollars from the previous term. The volume of domestic remittance transactions also decreased to 26,050.6 billion yen, down by 3,036.2 billion yen from the previous term.

(Income)

Our income for the reported term was as follows. Non-interest income increased by 5.3 billion yen to 75 billion yen due to the contribution of income from the investment banking business such as securitization business, investment income from pecuniary trusts centered on credit trading business that was promoted as a strategically important business, and steady growth in new types of loans such as non-recourse loans. On the other hand, gross interest income dropped by 32.3 billion yen to 87.8 billion yen because of the lower-than-expected asset accumulation, including the "purchase of loan assets," compared to the initial plan, partly attributable to changes in the business environment. Consequently, operating income (*keijou-shuueki*) dropped by 27 billion yen to 162.8 billion yen.

(TRANSLATION)

Operating expenses (*keijou-hiyou*) decreased by 33.7 billion yen to 118 billion yen because of such factors as progress in the redemption of coupon debentures issued in the past, a reduction in fundraising costs thanks to improved ratings and so forth, and the absence of the write-off of unrealized loss on our U.S. fixed income securities portfolio that was carried out in the previous fiscal year. Of this, business expenses (*eigyou-keihi*) slightly increased by 0.1 billion yen to 65.4 billion yen from the same term in the previous year, despite a rein on expenses in the existing operations, due to the investment of resources in new business operations.

Thus, net operating income (*keijou-rieki*) for the term increased by 6.7 billion yen to 44.8 billion yen. Actual net business profit (*jisshitsu-gyoumu-jun'eki*) (*), which is an indicator of profits in a bank's main business, also rose by 2.1 billion yen to 47.4 billion yen. Our bank focuses on credit trading business as one of our main operations and net business profit before general reserve for loan losses includes investment profits/losses of Money Held in Trust mainly in that business. Actual gross business profit (including profits/losses of Money held in Trust) before the deduction of expenses increased by 2.6 billion yen to 111.5 billion yen, and the ratio of business expenses to actual gross business profit dropped to 59% from 60% in the previous term.

With respect to the disposal of non-performing loans, the general reserve for loan losses was reversed in the amount of 19.8 billion yen, while 1 billion yen was added to the specific reserve for loan losses. In total, a reversal of 18.8 billion yen was carried out and was posted as an extraordinary gain. Furthermore, we posted a 2.6 billion yen refund of business tax from the Tokyo Metropolitan Government (as a gain) and 1.6 billion yen of losses on the sale of personal and real properties. As a result, net income after tax increased by 6.2 billion yen to 65.3 billion yen. We therefore achieved the 65 billion yen target net income for the year as set forth in the Plan for Restoring Sound Management.

Net income per share was 45.23 yen.

On a consolidated basis, operating income (*keijou shuueki*) was 172.3 billion yen and net income after tax (*zeibikigo-touki-jun-rieki*) was 66.4 billion yen.

(*) Actual net business profit = Gross business profit + Profits/Losses of Money held in Trust– Expenses (excluding extraordinary portion)

(Shareholders' Equity)

As a result of the results described above, the total shareholders' equity as of the end of the term increased by 48.9 billion yen to 729.2 billion yen. Both non-consolidated and consolidated capital adequacy ratios were satisfactory at about 21%.

【Issues Our Bank Should Address】

Our bank has entered into a new stage of operations with the re-listing of its shares, conversion of its charter into an ordinary bank and transformation into a "Company with Committees System". We are addressing the following issues so as to achieve a higher level of customer satisfaction, strengthen our profitability and consolidate our position as a new type of financial institution with a sound management basis and strong profitability.

① Promoting a new business model

We are actively developing new product and business areas in an attempt to provide highly value-added products and services in response to increasingly diversifying and sophisticated customers' needs. We intend to offer a wide range of products and services that better satisfy customers' needs through the conversion of our charter into an ordinary bank and further development of the new business model.

② Sophistication of risk management and construction of stronger financial fundamentals

Our bank is working to strengthen risk management through advanced methods and approaches. At the same time, we aim to realize the optimum allocation of management resources through the accurate understanding of risks and returns and to establish a system that enables business operations with the right risk-return balance. Furthermore, we are endeavoring to improve the quality of our capital and effectively use our capital. We are also working to promote the diversification and stabilization of fundraising sources and develop abilities to manage our balance sheet in a more sophisticated manner.

③ Strengthening corporate governance and highly transparent management

By becoming a "Company with Committees System" (*iinkai-tou-setchi-gaisha*), we will clearly separate business execution and supervision functions. We will also establish the Audit Committee, Nomination Committee and Compensation

Committee, the majority of which will consist of non-executive Directors, and delegate significant business execution authority to the newly created position of Executive Officers (*shikkou-yaku*). We believe this will further strengthen the management supervision function, create an organization that is capable of speedy management decision-making, further improve our corporate governance and promote more transparent management as a listed company.

All our officers and employees have worked together to offer products and services that did not exist before or are not offered by other financial institutions in response to customers' needs, and that are not confined by traditional financial practices or mindsets. At the same time, we have been devoting our management resources to strategically important areas. We hope to continue to be a bank that is always "ahead of the others" by offering "better" products and services that are needed by our customers. This is the "better banking" our bank aspires to achieve. Our greatest management goals are to become a truly useful and reliable partner of our customers, contribute to the prosperity of our customers and the development of the economy and industry of Japan, and respond to the confidence placed by our shareholders by increasing our corporate value through the implementation of the management philosophy described above.

All our officers and employees will make strenuous efforts to achieve these goals and very much appreciate your continued support and guidance.

(Note) The amounts respecting our bank's results mentioned in this document are rounded down to the unit used.

(TRANSLATION)

(2) Overview of Operating Results

As of or for the years ended March 31, (billions of yen)

	2001 (1st fiscal year)	2002 (2nd fiscal year)	2003 (3rd fiscal year)	2004 (current fiscal year)
Debentures issued	¥ 3,483.9	¥ 2,735.2	¥ 1,888.4	¥ 1,362.2
Coupon debentures	2,965.0	2,442.7	1,804.1	1,295.2
Discount debentures	518.9	292.4	84.2	67.0
Deposits	3,302.8	2,384.0	2,602.9	2,778.4
Trading liabilities	491.8	347.6	118.2	90.3
Loans and bills discounted	6,183.5	5,012.1	3,673.1	3,217.8
To small and medium-sized enterpris	2,343.4	2,264.2	1,813.6	1,878.4
Others	3,840.1	2,747.8	1,859.4	1,339.3
Securities	2,052.4	1,493.0	1,768.0	1,508.2
Japanese national government bonds	1,329.3	938.4	1,347.8	868.3
Others	723.0	554.6	420.1	639.8
Trading assets	596.4	591.0	356.4	633.4
Total assets	10,051.2	8,366.6	6,763.7	6,406.3
Total shareholders' equity	577.4	617.3	680.3	729.2
Domestic exchange transactions	22,556.1	32,824.8	29,086.9	26,050.6
Foreign exchange transactions	(millions of U.S. dollars) $ 10,545	(millions of U.S. dollars) $ 9,263	(millions of U.S. dollars) $ 11,951	(millions of U.S. dollars) $ 10,715
Net operating profit	(millions of yen) ¥ 96,027	(millions of yen) ¥ 38,484	(millions of yen) ¥ 38,089	(millions of yen) ¥ 44,806
Net income	(millions of yen) ¥ 91,267	(millions of yen) ¥ 60,738	(millions of yen) ¥ 59,091	(millions of yen) ¥ 65,320
Net income per common share	(yen) ¥ 32.16	(yen) ¥ 20.92	(yen) ¥ 20.32	(yen) ¥ 45.23

[Note] 1. In the amounts shown above, where amounts are presented in billions and millions of yen as well as second decimal place, less than one billion, one million and second decimal place have been truncated.

2. "Deposits" includes negotiable certificates of deposit.

3. Following the revisions to the attached formats of the Enforcement Rules of the Long-Term Credit Bank Law, the terms "net income (touki-rieki)" and "net income per common share (1-kabu-atari-no-touki-rieki)" that Shinsei Bank, Limited (the "Bank") previously used have been replaced by "net income (touki-jun-rieki)" and "net income per common share (1-kabu-atari-no-touki-jun-rieki)", respectively.

4. "Net income per common share" is calculated with the weighted average number of common share during the current fiscal year, after deducting total dividends on preferred share, subject to "the Accounting Standard for Net Income Per Share" since fiscal years of 2002.

(3) Important facts respecting the situation of the Bank that have occurred subsequent to the fiscal year end

The Bank converted its charter to an Ordinary Bank from the previous Long-Term Credit Bank as of April 1, 2004.

2. Current Conditions

(1) Changes in Capital Stock

As of March 31, (millions of yen)

	2004	2003
Capital stock	451,296	451,296

[Note] Figures of less than one million yen are rounded down.

(2) Common and Preferred Shares

(i) Number of shares

(thousands of shares)

Number of shares authorized	Common shares:	2,500,000
	Class A preferred shares:	74,528
	Class B preferred shares:	600,000
Number of shares issued	Common shares:	1,358,537
	Class A preferred shares:	74,528
	Class B preferred shares:	600,000

[Note] 1. The number of shares less than 1,000 shares are truncated.

2. Article 5 of the Articles of Incorporation of the Bank stipulates as follows:

   The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class A preferred shares and six hundred million (600,000,000) shares shall be Class B preferred shares (Class A preferred shares and Class B preference shares being hereinafter collectively referred to as the "Preferred Shares"); provided, however, that, if any commmon shares are retired or any Preferred Shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

3. A resolution at General Meeting of Shareholders for the third fiscal year held on June 25, 2003 approved the partial revision to the Articles of Incorporation as of July 29, 2003, which reduced the authorized number of common shares to be issued by 2,500,000 thousand shares.

4. The Bank conducted a 1-for-2 reverse common share split as of July 29, 2003. This reduced the total number of shares issued by 1,358,537 thousand shares.

(ii) Number of shareholders at the end of the current fiscal year

Common shares:	81,947 shareholders
Class A preferred shares:	1 shareholder
Class B preferred shares:	1 shareholder

(TRANSLATION)

(iii) Major shareholders

a) Common shares

(thousands of shares, except for voting right)

Name of shareholders	Investment in the Bank		Investment of the Bank in the major shareholders	
	Number of common shares	Percentage of voting right	Number of common shares	Percentage of voting right
New LTCB Partnerters C.V.	873,033	64.27	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,006	2.94	-	-
Japan Trustee Services Bank, Ltd (Trust Account)	26,541	1.95	-	-
GGR Cayman L.P.	9,269	0.68	-	-
UFJ Trust Bank Limited (Trust Account A)	8,911	0.65	-	-
State Street Bank and Trust Company	8,177	0.60	-	-
The Chase Manhattan Bank N.A. London	5,860	0.43	-	-
Trust and Custody Services Bank, Ltd. (Trust Account B)	5,601	0.41	-	-
Mizuho Trust and Banking Company, Ltd. (Trust Account Z)	4,918	0.36	-	-
Morgan Stanley and Company Inc.	4,641	0.34	-	-

[Note] 1. The number of common shares hereby presented are rounded down to a thousand share.

2. Percentage of voting right is rounded down to the second decimal place.

b) Class A preferred shares

(thousands of shares, except for voting right)

Name of shareholders	Investment in the Bank		Investment of the Bank in the major shareholders	
	Number of preferred shares	Percentage of voting right	Number of preferred shares	Percentage of voting right
Deposit Insurance Corporation	74,528	-	-	-

c) Class B preferred shares

(thousands of shares, except for voting right)

Name of shareholder	Investment in the Bank		Investment of the Bank in the major shareholders	
	Number of preferred shares	Percentage of voting right	Number of preferred shares	Percentage of voting right
Resolution and Collection Corporation	600,000	-	-	-

(iv) Acquisition, disposal and holding of treasury stock

a) Acquisition of treasury stock

Common shares 1,500 shares

Total acquisition cost 1,191 thousand yen

The above common stocks were all acquired through the purchase of common shares constituting less than one full unit.

b) Disposal of treasury stock

None noted

c) Lapsed treasury stock

None noted

d) Treasury stock held at the end of current fiscal year

Common shares 1,606 shares

e) Treasury stock purchased after the Annual General Meeting of Shareholders for the third fiscal year in accordance with the resolution of the Board of Directors based on the Articles of Incorporation

None noted

[Note] Total acquisition cost presented herein is rounded down to one thousand yen.

(TRANSLATION)

(3) Employees

As of March 31,

	2004	2003
Number of employees	2,122	2,135
Average age	36 years and 9 months	36 years and 5 months
Average years of service	10 years and 8 months	10 years and 3 months
Average monthly salary	483 thousand yen	470 thousand yen

[Note] 1. This table does not include temporary employees or employees hired at overseas offices.
2. Figures of "Average age", "Average years of service" and "Average monthly salary" less than presented above are truncated.
3. Figures in "Average monthly salary" represent average monthly salary before taxes for the month of March 2002 and 2003 and they do not include bonuses.

(TRANSLATION)

(4) Business office

(i) Number of business offices

As of March 31,

	2004	[Annex office]	2003	[Annex office]
Hokkaido・Tohoku area	2	[-]	2	[-]
Kanto area	19	[2]	16	[-]
[Tokyo metropolis]	[15	[2]]	[12	[-]]
Chubu area	2	[-]	2	[-]
Kinki area	6	[1]	5	[-]
Chugoku・Shikoku・Kyushu area	3	[-]	3	[-]
Domestic total	32	[3]	28	[-]
Overseas	1	[-]	1	[-]
Grand total	33	[3]	29	[-]

[Note] Besides the above, as of the end of current fiscal year, the Bank has one overseas representative office (one as of the end of previous fiscal year) and 39 agency financial institutions (42 as of the end of previous fiscal year).
Further, the Bank has 61 Automated Teller Machines ("ATMs") out of its business offices as of the end of current fiscal year.

(ii) Business offices newly opened for the current fiscal year

Name	Location
Marunouchi Annex	2-3-2 Marunouchi, Chiyoda-ku, Tokyo
Keyakizakadori Annex	6-15-1 Roppongi, Minato-ku, Tokyo
Futakotamagawa Branch	2-23-2 Tamagawa, Setagaya-ku, Tokyo
Hankyu-Umeda Annex	8-47 Kakuda, Kitaku Osaka-shi, Osaka

(TRANSLATION)

(5) Major Subsidiaries

(millions of yen, except for percentage of voting rights)

Name	Location	Main Business	Date of Establishment	Capital Stock	Percentage of voting right owned by the Bank	Other
Shinsei Trust & Banking Co., Ltd.	Chiyoda Ward Tokyo	Trust banking	November 27,1996	5,000	100.00%	-
Shinsei Securities Co., Ltd	Chiyoda Ward Tokyo	Securities	August 11,1997	5,500	100.00%	-
Shinsei Sales Finance Co., Ltd	Shinjuku Ward Tokyo	Installment credit	December 10,1987	350	100.00%	-
Shinsei Investment Management Co., Ltd	Chiyoda Ward Tokyo	Asset Management	December 17,2001	495	100.00%	-
Shinsei Bank Finance N.V. (Shinsei Curacao)	Curacao Netherlands Antilles	Banking	March 19,1976	260 (US$ 2 million)	100.00%	-
Shinsei Capital (USA), Limited	Delaware, U.S.A.	Finance	May 6,2002	0 (US$ 0 million)	100.00%	-

[Note] 1. Figures of common shares are rounded down to one million yen or one million U.S. dollars.
2. The number of consolidated subsidiaries including major subsidiaries above is 51, and the number of affiliated companies accounted for using the equity method is 4.
Consolidated net operating income (*renketsu-keijou-shuueki*) for the current fiscal year was 172.3 billion yen (decreased by 28.8 billion yen from the previous fiscal year), while consolidated net income (renketsu-touki -jun-rieki) for the current year was 66.4 billion yen (increased by 13.3 billion yen from the previous fiscal year).
3. Shinsei Sales Finance Co., Ltd. commenced its business in February 2004 when it acquired the installment credit business to individual customers which separated from Teijin Finance, Ltd.

Summary of Important Business Alliances

1. The Bank offers automated cash withdrawal service through the mutual use of ATMs under alliances relationship with the following financial institutions.

City banks

The Saitama Resona Bank, Ltd., The Bank of Tokyo-Mitsubishi Ltd., The Mizuho Bank, Ltd., The Sumitomo Mitsui Bank, Ltd., The UFJ Bank, Ltd., The Resona Bank, Ltd.

Trust and Banking companies

The Sumitomo Trust and Banking Co., Ltd., The Chuo Mitsui Trust and Banking Co., Ltd., The Mizuho Trust & Banking Co., Ltd., The Mitsubishi Trust and Banking Co., Ltd., The UFJ Trust and Banking Co., Ltd.

Long-term credit bank

The Aozora Bank, Ltd.

Others

Shoko Chukin Bank

2. The Bank offers cash withdrawal and depository services through ATMs under alliances with IY Bank Co., Ltd.
3. The Bank offers cash withdrawal and depository services and mutual funds transfer service through the mutual use of ATMs under alliances with Postal Saving system.

(TRANSLATION)

3.Directors & Statutory Auditors

Title	Name	Main business in charge
＊Chairman & President	Masamoto Yashiro	
＊Senior Managing Director	Hidebumi Mori	
＊Senior Managing Director	Teruaki Yamamoto	Head of Institutional Banking Group
○Director	Tadashi Ishikuro	Head of Corporate Banking Business Sub-Group
○Director	Timothy C. Collins	CEO, Ripplewood Holdings L.L.C.
○Director	J. Christopher Flowers	Chairman, J.C.Flowers & Co., L.L.C.
○Director	Akira Aoki	Senior Advisor, Japan Securities Finance Co., Ltd.
○Director	Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
○Director	Minoru Makihara	Chairman, Mitsubishi Corporation
○Director	Nobuaki Ogawa	Attorney at Law in Japan
○Director	Michael J. Boskin	Professor, Stanford University
○Director	Emilio Botin	Chairman, Banco Santander Central Hispano S.A.
○Director	Donald B. Marron	Chairman, Lightyear Capital L.L.C.
○Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
○Director	David Rockefeller	
Standing Statutory Auditors	Koji Saito	
Statutory Auditors	Akira Sudo	Certified Public Accountant
Statutory Auditors	Makiko Yasuda	Attorney at Law in Japan

[Note] 1. "＊", Representative director
2. "○", Outside directors stipulated in Article 188, Paragraph 2, 7-2 of the Commercial Code.
3. Statutory Auditors Akira Sudo and Makiko Yasuda are external auditors stipulated in Article 18, Paragraph 1of the Law for Special Exceptions to Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

No director or statutory auditor resigned during the year ended March, 2004.

(TRANSLATION)

4. Directors' and Statutory Auditors' Compensation and Other Consideration for the Exercise of Their Office

(millions of yen)

	Compensation and other consideration for the exercise of their office	Upper Limit set by Articles of Incorporation or General Meeting of Shareholders
Directors	275	per month 80
Statutory Auditors	35	per month 8
Total	310	

[Note] In the amounts shown in the table, figures of less than one million yen are rounded down.

(TRANSLATION)

Non-consolidated Balance Sheet as of March 31, 2004

	millions of yen
ASSETS	
Loans and Bills Discounted	3,217,804
Loans on Deeds	2,471,193
Loans on Bills	397,703
Overdrafts	348,619
Bills Discounted	288
Foreign Exchanges	9,490
Foreign Bills Bought	5
Foreign Bills Receivable	1,726
Due from Foreign Banks	7,759
Securities	1,508,204
Japanese National Government Bonds	868,375
Japanese Local Government Bonds	131,909
Japanese Corporate Bonds	246,850
Equity Securities	29,120
Other Securities	231,947
Monetary Assets Held in Trust	355,327
Trading Assets	633,488
Trading Securities	445,556
Securities Related to Trading Transactions	106,844
Trading-Related Financial Derivatives	81,087
Other Monetary Claims Purchased	91,286
Collateral Related to Securities Borrowing Transactions	18,121
Cash and Due from Banks	305,563
Cash	13,663
Due from Banks	291,900
Other Assets	334,547
Prepaid Expenses	750
Accrued Income	30,852
Margin on Futures Transactions	2,673
Suspense Payment on Futures Transactions	5
Derivatives Held in Banking Account	23,731
Deferred Losses on Derivatives for Hedging Purposes	12,399
Financial Stabilization Fund Contribution	70,239
Accounts Receivable	138,638
Other Assets	55,257
Premises and Equipment	24,123
Land, Buildings and Others	17,299
Suspense Payment for Construction in Progress	878
Security Deposit and Others	5,945
Deferred Discounts on and Issuance Expenses for Debentures	166
Deferred Discounts on Debentures	22
Deferred Expenses for Issuance of Debentures	144
Deferred Tax Assets	21,790
Customers' Liabilities for Acceptances and Guarantees	64,358
Reserve for Credit Losses	(177,960)
[Total Assets]	6,406,313

(TRANSLATION)

	millions of yen
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Debentures	1,362,261
Issuance of Debentures	1,362,261
Deposits	2,307,413
Time Deposits	1,180,782
Notice Deposits	21,484
Ordinary Deposits	780,116
Current Accounts	35,148
Other Deposits	289,881
Negotiable Certificates of Deposit	471,068
Borrowed Money	335,311
Borrowed Money	335,311
Trading Liabilities	90,336
Trading-Related Financial Derivatives	90,336
Payables under Repurchase Agreements	445,634
Collateral Related to Securities Lending Transactions	29,275
Call Money	112,559
Foreign Exchanges	280
Foreign Bills Payable	2
Due to Foreign Banks	277
Other Liabilities	449,169
Accrued Expenses	42,767
Income Taxes Payable	109
Unearned Income	1,911
Suspense Receipt on Futures Transactions	20
Derivatives Held in Banking Account	32,464
Accounts Payable	164,543
Suspense Receipts	92,816
Other Liabilities	114,535
Accrued Bonus Payable	6,971
Reserve for Retirement Benefit	473
Reserve for Loss on Sale of Bonds	1,918
Acceptances and Guarantees	64,358
Total Liabilities	5,677,033
Shareholders' Equity	
Capital Stock	451,296
Capital Surplus	18,558
Additional Paid-in Capital	18,558
Retained Earnings	252,308
Appropriated for Legal Reserve	4,823
Unappropriated	247,485
Net Income	65,320
Net Unrealized Gain on Securities Available-for-Sale	7,118
Treasury Stock, at Cost	(1)
Total Shareholders' Equity	729,280
[Total Liabilities and Shareholders' Equity]	6,406,313

Notes Related to the Non-Consolidated Balance Sheet as of March 31, 2004

1. All yen amounts are rounded down to millions of yen.

2. Trading securities (except for those included in trading accounts) are stated at fair value (cost of sale of these securities is calculated by the moving-average method).

Equity securities of subsidiaries and affiliates are stated at cost determined by the moving-average method.

Other securities (securities available for sale) whose fair value is readily determinable are stated at fair value based on the market price at the fiscal year end (cost of sale of these securities is determined by the moving-average method). Securities available for sale for which fair value is not readily determinable are stated at moving average cost or amortized cost (amortization is made using the straight line method) determined by the moving-average method. Unrealized gains and losses on securities available for sale are recorded directly in shareholders' equity, net of income taxes.

There are no debt securities being held to maturity.

3. Transactions for trading purposes (for purposes of seeking to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from price differences among markets) are included in trading assets and trading liabilities on a trade date basis.

With respect to the valuation of trading assets and trading liabilities, securities and monetary claims are stated at market value at the balance sheet date and derivatives such as swaps, futures or options, are stated at the estimated amounts that would be settled if such positions were terminated at the end of the fiscal year.

In estimating such amounts assumed for the settlement for derivatives included in trading assets and trading liabilities, liquidity risks and credit risks are taken into account.

4. Securities entrusted and included in monetary assets held in trust are stated using the same method as described in Note 2 above.

5. Derivatives (except for those included in trading accounts) are stated at fair value.

6. Other monetary claims purchased and held for trading purposes (except for those included in trading accounts) are stated at estimated fair value.

7. Depreciation of buildings is computed using the straight-line method, and equipment is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings: 15 – 50 years

Equipment: 4 – 15 years

8. Costs of software developed or obtained for internal use are capitalized and amortized using the straight-line method over the estimated useful lives (mainly 5 years).

9. Deferred charges for debentures are amortized as follows;
   (a) Deferred discounts on debentures are amortized over the life of the debentures.
   (b) Deferred expenses for issuance of debentures are amortized over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code Enforcement Regulation.

10. Foreign currency assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date, except for foreign currency-denominated equity securities of subsidiaries and affiliates which are translated into yen at the historical exchange rates on the day of acquisition of such securities.

With respect to the accounting for foreign currencies denominated transactions, etc., in the preceding fiscal year Shinsei Bank, Limited (the "Bank") adopted the transitional treatment prescribed in "Accounting and Auditing Standards Concerning Accounting for Foreign Currency Transactions in the Banking Industry" (Industry Auditing Committee Report No. 25 of the Japanese Institute of Certified Public Accountant (the "JICPA"), hereafter "Report No. 25"). In the current fiscal year, the Bank applied hedge accounting to currency swap and foreign exchange swap transactions that are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending in accordance with the regular provisions of Report No. 25. The hedge accounting applied for such swap transactions above is outlined in Note 17.

As a result of the application of the regular provisions of Report No.25, currency swap transactions and foreign exchange swap transactions that have previously been accounted for on an accrual basis are currently stated at fair value and net positions of assets and liabilities are recorded in the balance sheet, and therefore "Other Assets" in other assets decreased by ¥13,134 million, "Other Liabilities" in other liabilities decreased by ¥11,761 million, derivatives in other assets increased by ¥11,237 million and derivatives in other liabilities increased by ¥9,864 million, each comparing to the balance calculated under the previous method. These changes had no impact on net income.

Furthermore, the translation adjustments of forward foreign exchange transactions and other equivalent transactions have previously been offset and stated as an amount on a net basis in "Other Assets" in other assets or in "Other Liabilities" in other liabilities. However, in the current fiscal year, such translation adjustments are stated on a gross basis, rather than being offset, in accordance with Report No. 25 and recorded in derivatives in other assets and other liabilities. As a result, "Other Liabilities" in other liabilities decreased by ¥1,089 million, derivatives held in banking account in other assets increased by ¥1,568 million and derivatives held in banking account in other liabilities increased by ¥2,657 million.

11. A reserve for credit losses is provided as detailed below, pursuant to the predetermined internal rules for providing such a reserve.

To estimate the reserve amount, the Bank takes into account the existence of a defect and a decline in the value of claims as defined in the clause on "Warranty of Loan-Related Assets" (the "Warranty Clause") described in the Share Purchase Agreement dated February 9, 2000 with respect to the transfer of shares of the Bank. After the application deadline for exercising the Cancellation Right pursuant to the Warranty Clause, when the parties reached a conclusion with regard to the exercise of the Cancellation Right, adjustments are made to the reserve in the fiscal period in which such events occurred.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, the reserve is provided based on the amount of claims, after the charge-off as stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt (i.e., those that are not presently bankrupt but are very likely to go bankrupt in the future), the reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

With regard to claims to possibly bankrupt obligors, restructured loans as described in Note 29 below and certain claims for which the reserve has been provided based on the discounted cash flow method (as mentioned below) in previous fiscal years, where cash flows for debt service is reasonably estimable, provided that the balance of such claims are at or larger than a predetermined amount, the reserve for credit losses is provided for the difference between the present value of estimated cash flows discounted at the contractual interest rates that have been determined prior to any concession on lending conditions and the carrying value of the claim (discounted cash flow method). For claims less than the predetermined amount, the reserve is provided by estimating the expected loss amount for the remaining term of the respective claims.

For the claims other than those mentioned above, the reserve is provided based on historical loan loss experience.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All claims are assessed by business divisions and branches based on the predetermined internal rules for the self-assessment of asset quality. The credit assessment division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees which is deemed uncollectible has been charged off and the amount was ¥9,344 million.

12. Accrued bonus payable is provided for the payment of employees' bonuses based on estimated amounts of future payments attributed to the current fiscal year.

13. The reserve for retirement benefits is provided for payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation, net of related pension assets as of the end of the fiscal year. The prior service cost and the actuarial difference are treated in the following manner:

Prior service cost: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

Actuarial differences: Amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence.

The transitional unrecognized net retirement benefit obligation of ¥9,081 million is amortized using the straight-line method over 15 years.

14. The reserve for losses on the sale of bonds is provided for the estimated losses to be incurred by a sale of specific bonds that the Bank officially plans to sell in the future and the related cancellation of interest rate swaps and currency swaps that have been designated as hedges for such bonds.

This reserve fulfills the necessary conditions under Article 43 of the Commercial Code Enforcement Regulation.

15. Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those cases where ownership of equipment is deemed to be transferred to the lessee.

16. The method of hedge accounting for the purpose of hedging interest rate risks arising from financial assets and liabilities is the deferral hedge. In the previous fiscal year, a "macro hedge" was adopted where the Bank manages interest rate risks arising from various loans and deposits, etc. with derivatives transactions as a whole in conformity with the transitional treatment prescribed in "Accounting and Auditing Treatment of Accounting Standards for Financial Instruments in the Banking Industry" (the "Industry Audit Committee Report No. 24 (the "Report No.24") of the JICP A). Effective at the beginning of the current fiscal year, the Bank adopted the regular provisions of the Report No. 24. On evaluation of hedge effectiveness, with regard to hedges which set off interest rate volatility, the Bank groups the hedged items such as deposits and loans and designated hedging instruments such as interest rate swaps etc. by designated terms, distinguishes them as a hedge and evaluates the effectiveness.

Deferred losses or gains on derivatives for hedging purposes recorded in the balance sheet in the current fiscal year, which are as a result of "macro hedge" accounting are amortized and realized as interest expenses or income over the remaining terms of the hedging instruments.

As of the end of the current fiscal year, the unamortized balance of deferred losses and gains on derivatives for hedging purposes as a result of "macro hedge" accounting are ¥3,400 million and ¥645 million, respectively.

17. The method of hedge accounting for foreign exchange risks arising from financial assets and liabilities denominated in foreign currencies is the deferral hedge. While the Bank applied the transitional treatment provided by Report No. 25 in the previous fiscal year, effective the beginning of the current fiscal year, the Bank has adopted hedge accounting to currency swap transactions and foreign exchange swap transactions that are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending in accordance with the regular provisions of Report No. 25.

Under the regular provision mentioned above, the Bank designates currency swap transactions and foreign exchange swap transactions as hedging instruments for the purpose of setting off risks of foreign exchange in the foreign-currency-denominated monetary assets and liabilities and evaluates the hedge effectiveness by confirming the existence of the foreign currency positions as the hedging instruments equivalent to the foreign-currency-denominated monetary assets and liabilities.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency exposures of equity securities of the Bank's subsidiaries and affiliates and other securities (except for bonds) when such foreign currency exposures recorded as assets are specified to be hedged with hedging instruments as liabilities as offsetting foreign currency exposures at their inception and the offsetting positions as liabilities exceed the acquisition cost of such foreign currency exposures as assets.

18. With respect to internal derivative transactions between the trading account and other accounts, income and expense arising from interest rate swap transactions and currency swap etc. transactions designated as hedging instruments are reported in earnings or deferred as assets or liabilities without elimination since such transactions are made pursuant to the standards applied to the interest rate and currency swap etc. transactions with third-parties for which non-arbitrary strict hedge operations shall be employed in accordance with Reports No. 24 and 25.

19. The National Consumption Tax and The Local Consumption Tax are excluded from transaction amounts.

20. The consolidated corporate-tax system was adopted from the current fiscal year.

21. The total value of equity securities of subsidiaries of the Bank was ¥25,909 million.

22. Total monetary claims due from subsidiaries of the Bank were ¥94,525 million.

23. Total monetary liabilities due to subsidiaries of the Bank were ¥67,860 million.

24. Accumulated depreciation on premises and equipment was ¥8,367 million.

25. The deferred gains on sales of real estate deducted from the acquisition cost of newly acquired

premises and equipment were ¥3,333 million.

26. The Bank leases some computers and other equipment in addition to the premises and equipment recorded on the balance sheet.

27. Loans to bankrupt obligors and nonaccrual delinquent loans are included in loans and bills discounted. The amounts were ¥7,545 million and ¥68,610 million, respectively.

Included in loans placed on nonaccrual status (because the ultimate collectability of either principal or interest is in doubt or a delay in payments of either principle or interest is judged to last for a certain period of time) are loans to bankrupt obligors represent nonaccrual loans, to obligors who are legally bankrupt after the partial charge-off of claims deemed uncollectible, as defined in Article 96, Paragraph 1, Subparagraph 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

Non-accrual delinquent loans are nonaccrual loans other than loans to obligors in bankruptcy and loans for which interest payments are deferred in order to facilitate the rehabilitation of the obligor or to assist in the financial recovery of obligors .

28. Loans past due for three months or more are included in loans and bills discounted. The amount was ¥8,202 million.

Loans past due for three months or more are loans other than bans to bankrupt obligors and nonaccrual delinquent loans for which the principal and/or interest is past due for three months or more.

29. Restructured loans are included in loans and bills discounted. The amount was ¥9,083 million.

Restructured loans are loans other than loans to bankrupt obligors, non-accrual delinquent loans and loans past due for three months or more, on which concessions such as reduction of the stated interest rate, a deferral of interest payment, as extension of the maturity date, debt forgiveness or other agreements which give advantages to obligors in financial difficulties have been granted to obligors to facilitate their rehabilitation.

30. The total amount of loans to bankrupt obligors, nonaccrual delinquent loans, loans past due for three months or more and restructured loans was ¥93,441 million. The amount of loans mentioned in Note 27 through 30 respectively represents the gross receivable amount prior to the reserve for credit losses.

31. The total principle amount of loans accounted for as a sale through loan participations is ¥176,605 million as of the end of current fiscal year. This off-balance treatment is in accordance with Report No.3 issued by the Framework Committee of the JICPA on June 1, 1995.

32. The total amount of loans accounted for as a sale through the collateralized loan obligation ("CLO") securitization was ¥252,601 million as of the end of fiscal year. Since the Bank holds a

subordinated beneficial interest in the CLO of ¥101,647 million, which is recorded in loans and bills discounted, a reserve for credit losses is provided for the total principal amount of ¥354,248 million, including the senior beneficial interests that have been sold.

33. Bills discounted are accounted for as secured lending transactions in accordance with Industry Audit Committee Report No.24 of the JICPA. With respect to bills accepted by other banks, commercial bills, bills of exchange and foreign bills bought, the Bank is entitled to dispose of them freely by sale or by (re-) pledging. The total face value was ¥293 million.

34. Assets pledged as collateral were as follows:

Securities	¥445,896 million
Trading assets	¥445,352 million
Cash and due from Banks	¥ 2,186 million
Liabilities related to pledged assets were as follows:	
Deposits	¥ 5,860 million
Borrowed money	¥5 million
Payables under repurchase agreements	¥445,634 million
Collateral related to securities lending transactions	¥ 29,275 million
Other liabilities	¥947 million
Acceptances and guarantees	¥2,176 million

In addition, securities of ¥162,246 million and foreign exchange assets of ¥52 million were pledged as collateral for transactions, including exchange settlements, swap transactions and the substitution of margin on future transactions.

35. Unrealized gains or losses with respect to hedging instruments are stated as "deferred losses" on a net basis. The gross amount of deferred losses before such netting was ¥21,124 million and the gross amount of deferred gains was ¥8,725 million.

36. Subordinated borrowings of ¥219,297 million were included in borrowed money.

37. Net assets per common share were ¥287.41.

38. The increase in net assets due to the application of Article 124 (3) of the Commercial Code Enforcement Regulation as of the end of the current fiscal year was ¥7,118 million.

39. Market values and unrealized gains and losses or securities were as shown below. Securities below include trading securities recorded in trading assets. The same definition applies to the following items up to item 42.

Trading securities

Carrying amount on balance sheet	¥ 518,488 million

Net unrealized gains recognized in the current fiscal year ¥ 870 million

The Bank holds no debt securities being held to maturity.

The Bank holds no equity securities of subsidiaries and affiliates with market value.

Available-for-sale securities with market value:

(in millions of yen)

	Amortized cost	Carrying amount (fair value)	Net unrealized gain / (loss)	Gross unrealized gain	Gross unrealized loss
Equity securities	¥ 1,451	¥2,189	¥738	¥749	¥11
Domestic bonds:	1,144,666	1,143,923	(743)	1,328	2,071
Japanese national government bonds	868,743	868,375	(367)	1,241	1,609
Japanese local government bonds	132,035	131,905	(129)	0	129
Japanese corporate bonds	143,887	143,641	(245)	86	332
Other	145,523	157,667	12,005	13,259	1,253
Total	¥ 1,291,641	¥ 1,303,781	¥12,001	¥15,337	¥3,335

(Note) "Other" mainly consists of foreign bonds.

Unrealized gains and losses above do not include valuation gains of ¥138 million regarding hybrid financial instruments in which derivatives are embedded.

Net unrealized gain, net of ¥4,883 million of related deferred tax liabilities, was ¥7,118 million and was included in net unrealized gains on securities available-for-sale, net of taxes.

40. Securities available for sale sold during this fiscal year were as follows:

Proceeds from sales	Gains	Losses
¥702,235 million	¥7,015 million	¥2,618 million

41. The balance and description of major securities for which market value is available were as follows:

	Carrying amount on balance sheet
Stocks of subsidiaries and affiliates:	
Equity securities of subsidiaries	¥26,754 million
Equity securities of affiliates	¥ 4,214 million
Securities available for sale:	
Non-listed stocks (except for over-the-counter stocks)	¥2,196 million
Non-listed bonds	¥86,403 million
Non-listed foreign securities	¥11,854 million
Others	¥ 67 million

42. The redemption schedule of securities available for sale was as follows:

(in millions of yen)

	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Bonds:	¥625,211	¥485,514	¥76,196	¥43,407
Japanese national government bonds	372,765	391,432	60,796	43,381
Japanese local government bonds	131,896	4	9	—
Japanese corporate bonds	120,550	94,077	15,391	26
Other	1,060	90,612	71,848	2,845
Total	¥626,272	¥576,127	¥148,044	¥46,253

43. The components of monetary assets held in trust were as follows;

Monetary assets held in trust for trading purposes

Carrying amount on balance sheet	¥344,426 million
Net valuation losses included in current earnings	¥1,448 million

There are no monetary assets held in trust being held to maturity

Other monetary assets held in trust

Cost	¥10,900 million
Carrying amount on balance sheet (estimated fair value)	¥ 10,900 million
Unrealized gains and losses	—

44. The unrealized gains or losses on other monetary claims purchased for trading purpose, etc. were as follows;

Carrying amount on balance sheet (estimated fair value)	¥79,622 million
Valuation gains or losses included in current earnings	¥ 235 million

45. Among borrowed securities, purchased securities under resale agreements and securities borrowing transactions secured by cash collateral, the balance of such borrowed securities that the Bank has not disposed of by means of sale or repledge and still recorded on its balance sheet as of the end of this fiscal year was ¥16,818 million.

46. Contracts for overdraft facilities and loan commitment lines are contracts under which the Bank lends to customers up to a prescribed limit in response to a customers application for a loan as long as there is no violation of any condition in the contract. The unused amount within related to these contracts at March 2004, was ¥1,470,328 million, of which the agreement term of less than one year was ¥1,322,409 million expiring within one year.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contacts have conditions that allow the Bank to refuse the customers application or decrease the contract limit depending on changes in financial circumstances, protection of claims, or other valid reasons. At the inception of the contracts, the Bank obtains real estate, securities, etc. as collateral if it is considered necessary. Subsequently, the Bank performs periodic reviews of the customer's business results and takes necessary measures to require additional collateral and guarantees.

47. Retirement benefit obligations, as of the end of the fiscal year were as follows:

	(in millions of yen)
Projected benefit obligation	¥(53,032)
Fair value of plan assets (including retirement benefit trust)	47,812
Funded status (projected benefit obligation in excess of plan assets)	(5,220)
Unrecognized obligation at transition	6,659
Unrecognized net actuarial losses	6,911
Unrecognized prior service cost (reduction of liabilities)	(4,310)
Net amount accrued on the balance sheet	4,040
Prepaid pension cost	4,514
Reserve for retirement benefit	(473)

48. The bank has adopted the Accounting Standards for Impairment of Fixed Assets ("Opinions on Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, dated August 9, 2002)) and the Application Guidance of the Accounting Standards for Impairment of Fixed Assets (Accounting Standards Board of Japan Guidance No. 6, dated October 31, 2003), because the Bank decided to apply early adoption of these standards to financial statements for the term ending March 31, 2004. This treatment had no impact on the Bank's income before income taxes.

49. Although Accounts Payable (¥6,817 million at the previous fiscal year end) were previously included in other liabilities, a separate category has been created in the current fiscal year as the amount exceeded one-hundredth of the total amount of liabilities and shareholders' equity as of the end of the current fiscal year.

(TRANSLATION)

Non-consolidated Statement of Income for the Year Ended March 31, 2004

	millions of yen
OPERATING INCOME	
Interest Income	87,833
Interest on Loans and Discounts	63,578
Interest and Dividends on Securities	16,467
Interest on Bills Discounted	0
Interest on Receivables under Resale Agreement	0
Interest on Collateral Related to Securities Borrowing Transactions	3
Interest on Call Loans	5
Interest on Deposits with Banks	1,957
Interest on Swaps	4,956
Other Interest Income	865
Fee and Commission Income	18,883
Domestic and Foreign Exchange Commission Income	374
Other Fee and Commission Income	18,509
Trading Income	2,590
Income from Trading Securities	42
Income from Trading-Related Financial Derivatives	2,547
Other Business Income	16,464
Gain on Foreign Exchange	3,530
Gain on Sales of Bonds including Japanese Government Bonds	3,886
Income from Derivatives in banking account	2,494
Other Business Income - Others	6,552
Other Operating Income	37,117
Gain on Sales of Equity Securities and Others	5,680
Gain on Monetary Assets Held in Trust	27,412
Other Operating Income - Others	4,024
Total Operating Income	162,890
OPERATING EXPENSES	
Interest Expenses	31,715
Interest on Debentures	8,397
Interest on Deposits	12,082
Interest on Negotiable Certificates of Deposit	147
Interest on Borrowings	10,175
Interest on Payables under Repurchase Agreements	13
Interest on Collateral Related to Securities Lending Transactions	59
Interest on Call Money	169
Other Interest Expenses	669
Fee and Commission Expenses	7,138
Domestic and Foreign Exchange Commission Expenses	1,109
Other Fee and Commission Expenses	6,028
Trading Expenses	435
Expenses on Securities and Trading-Related Financial Derivatives	210
Other Trading Expenses	224
Other Business Expenses	2,388
Amortization of Deferred Expenses for Issuance of Debentures	193
Losses on Sales of Bonds	2,005
Loss on Bonds Redemption	47
Other Business Expenses - Others	141
General and Administrative Expenses	65,462
Other Operating Expenses	10,942
Loss on Write-offs of Loans	583
Losses on Sales of Equity Securities and Others	167
Losses on Write-down of Equity Securities and Others	5
Losses on Monetary Assets Held in Trust	1,593
Provision of Reserve for Loss on Sale of Bonds	1,532
Other Operating Expenses - Others	7,060
Total Operating Expenses	118,083
NET OPERATING INCOME	44,806
Extraordinary Gains	23,002
Recoveries of Written-off Claims	1,464
Other Extraordinary Gains	21,537
Extraordinary Losses	1,614
Loss on Disposal of Premises and Equipment	1,614
Income before Income Taxes	66,193
Income Taxes - Current	(1,095)
Income Taxes - Deferred	1,968
NET INCOME	65,320
Unappropriated Retained Earnings Brought Forward	186,297
Interim Cash Dividends	3,444
Appropriation to Legal Reserve	688
Unappropriated Retained Earnings as of the End of Current Fiscal Year	247,485

(TRANSLATION)

Notes Related to the Non-Consolidated Statement of Income for the Year Ended March 31, 2004

1. All yen amounts are rounded down to millions of yen.

2. Total income from transactions with subsidiaries: ¥ 4,018 million
   Total expenses from transactions with subsidiaries: ¥ 6,491 million

3. Net income per common share was ¥ 45.23.

4. Diluted net income per common share was ¥ 32.21.

5. Income and loss on trading transactions are recognized at the time of contract and are shown as trading income or trading losses in the statement of income.
   Income and losses on trading transactions are the sum of interest received or paid during the fiscal year and the net change in the unrealized valuation gains or losses on securities and monetary claims purchased and derivatives for this fiscal year.

6. Other extraordinary income included a ¥ 18,837 million gain on the reversal of reserve for credit losses, and a ¥ 2,699 million gain on the refund of the Tokyo Metropolitan Government's Bank Tax based on the retroactive amendment of the ordinance.

7. As a result of revisions to the attached format of the Enforcement Rules of the Long-Term Credit Bank Law under the "Cabinet Order to Partially Revise the Enforcement Rules of the Long-Term Credit Bank Law" (Cabinet Order No.41 dated April 12, 2004), the Bank changed presentation in the non-consolidated statement of income for this fiscal year as follows.
   (1) The amortization expenses of deferred discounts on debentures (¥198 million in the previous fiscal year and ¥51 million in the current fiscal year), which had been separately presented in "amortization of deferred discounts on debentures", is included in "interest on debentures" in interest expenses.
   (2) "Income before income taxes, (*zeibikimae touki rieki*)" and "net income (*touki rieki*)" listed in the previous financial statements are stated as "income before income taxes (*zeibikimae touki jun-rieki*)" and "net income (*touki jun-rieki*)" from this fiscal year.

(TRANSLATION)

Proposal for Appropriation of Retained Earnings for the 4th Fiscal Year

(yen)

Items	Amount	
Unappropriated Retained Earnings as of the End of Current Fiscal Year		247,485,025,538
Appropriation:		4,133,406,960
Legal Reserve		689,000,000
Cash Dividend for Class A Preferred Shares	(6.50 yen per share)	484,432,000
Cash Dividend for Class B Preferred Shares	(2.42 yen per share)	1,452,000,000
Cash Dividend for Common Shares	(1.11 yen per share)	1,507,974,960
Retained Earnings Carried Forward to the Next Fiscal Year		243,351,618,578

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 20, 2004

To the Board of Directors of Shinsei Bank, Ltd.:

Deloitte Touche Tohmatsu

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ EIJI ASADA

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU FURUSAWA

Representative Partner, Engagement Partner,
Certified Public Accountant:
/s/ YORIKO GOTO

Engagement Partner,
Certified Public Accountant:
/s/ SHIGERU MIYAZAKI

Pursuant to first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Shinsei Bank, Ltd. (the "Bank") for the 4th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Bank in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Bank's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

The subsequent event of conversion from a Long-Term Credit Bank to an Ordinary Bank is described in the business report.

Our firm and the engagement partners do not have any financial interest in the Bank for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Audit Report

Following consultation among the Statutory Auditors, the Board of Statutory Auditors hereby submit this report concerning the business performances of Directors of the bank for the term started April 1, 2003 and ended March 31, 2004.

1. Summary of audits by the Statutory Auditors

Each of the Statutory Auditors has, according to the policies and respective duties decided by the Board of Statutory Auditors, has performed a series of audit procedures which include; a) attending important meetings such as the Meeting of the Board of Directors, b) being submitted reports on business performances from the Directors and other employees concerned, c) inspecting of important internal approval documents, etc., d) investigating the situation of operations and assets at the head office and principal business offices, and e) for the purpose of investigating the situation of operations and assets at subsidiaries, requesting those subsidiaries to submit reports and visiting them if considered necessary. We have also been submitted reports and opinions from the accountant auditors concerning the bank's financial statements and Supplementary Schedules thereto.

We have, in addition to the audit procedures mentioned above, requested the Directors and persons concerned to submit reports, when considered necessary, to investigate in detail, transactions which would constitute any of the following: a) competing businesses performed by Directors, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

2. Result of our audits

(1) We acknowledge that the methods and results of the bank's accountant auditors Deloitte Touche Tohmatsu (corporate independent auditor) are appropriate.

(2) We acknowledge that the Business Report correctly reflects the bank's conditions according to the laws and the articles of incorporation.

(3) Nothing came to our attention that should be detected concerning the Proposal on Appropriation of Profits in light of the bank's financial conditions and other related

circumstances.

(4) Nothing came to our attention that should be detected concerning the Supplementary Schedules, which correctly states all matters to be reported.

(5) No material facts came to our attention that would be fraudulent acts or violations of laws or the articles of incorporation concerning the business performances of Directors, including those related with subsidiaries.

Furthermore, nothing came to our attention that would constitute any of the following events: a) competing businesses performed by a Director, b) transactions involving conflict of interests between Directors and the bank, c) non-compensatory granting of benefits by the bank, d) unusual transactions between subsidiaries or the bank's shareholders, e) acquisition or disposal of treasury stock, and similar events.

3. Subsequent events

The Board of Statutory Auditors was reported the following settlement by Director on May 24, 2004.

Regarding the action for damages against the Bank, which was resumed by EIE International Corporation in the court of the Commonwealth of the Northern Mariana Islands (Saipan), on May 23 2004, the Bank has agreed to a settlement with the plaintiff and its related parties of all disputes related to on-going lawsuits in or outside of Japan.

May 24, 2004

The Board of Statutory Auditors of Shinsei Bank, Limited

Statutory Auditor (Full-time)	Koji Saito
Statutory Auditor	Akira Sudo
Statutory Auditor	Makiko Yasuda

(Note) Statutory Auditors Akira Sudo and Makiko Yasuda are outside Statutory Auditors defined in Section 1 of Article 18 in the Law for Special Exemptions to Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha.

Reference Materials Related to Exercise of Voting Rights

1. The number of voting rights of all shareholders

1,358,369 rights.

2. Agendas and matters for reference

Agenda No. 1 Approval of Proposal for Appropriation of Profit for the 4th Term

The contents of this Agenda are as described on page 35 of the aforementioned attached documents.

With respect to the dividends to be paid at the end of the subject fiscal year, it is proposed that 6.50 yen per share for Series A Preferred Stock, 2.42 yen per share for Series B Preferred Stock and 1.11 yen per share for Common Stock shall be paid. The dividends for preferred stocks are the contractual amount and those for common stocks are proposed based on consideration of current business results such as profit and its future prospects as well as soundness and relation to retained earnings. Since 6.50 yen per share for Series A Preferred Stock, 2.42 yen per share for Series B Preferred Stock and 1.11 yen per share for Common Stock were paid as the interim dividends, it means that 13.00 yen per share for Series A Preferred Stock, 4.84 yen per share for Series B Preferred Stock and 2.22 yen per share for Common Stock will be paid for the whole subject fiscal year respectively. For your information, a dividend of 1.11 yen per Common Stock was paid for the whole preceding fiscal year which amount is virtually the same as for this fiscal year because a 2 to 1 reverse stock split was conducted during this fiscal year.

The payment of bonuses for directors is not proposed.

Agenda No. 2 Election of 3 Directors

The Bank will adopt a "Company with Committees System" at the closing of this General Meeting of Shareholders. In accordance with such event, it is proposed to elect the following 3 Directors for the purpose of expansion of outside directors and so forth.

Career summaries of the candidates are as follows.

No	Name (Date of Birth)	Personal	History	Ownership (# of Shares)
1	Thierry Porté (June 28, 1957)	1979 Y 9 M	Joined Morgan Stanley, New York	20,119
		1991 Y 12 M	Managing Director, Morgan Stanley	
		1995 Y 9 M	President, Morgan Stanley Japan	
		2003 Y 11 M	Joined Shinsei Bank, Limited Corporate Executive Officer and Vice Chairman	
2	Shigeru Kani (September 20, 1943)	1966 Y 4 M	Joined The Bank of Japan	Nil
		1988 Y 10 M	General Manager, Okayama Branch , The Bank of Japan	
		1992 Y 5 M	Executive Auditor, The Tokyo International Financial Futures Exchange	
		1996 Y 5 M	Director, Administration Department, The Bank of Japan	
		1999 Y 5 M	Executive Managing Director, The Tokyo Stock Exchange	
		2002 Y 4 M	Advisor, NEC Corporation	
3	Yasuharu Nagashima (June 22, 1926)	1953 Y 4 M	Attorney at Law in Japan	Nil
		1961 Y 1 M	Partner, Nagashima & Ohno (Predecessor of Nagashima Ohno & Tsunematsu)	
		1997 Y 1 M	Counsel, Nagashima Ohno & Tsunematsu	
		2004 Y 4 M	Member, Advisory Committee of Tokyo University Law School	

(Remarks) Of those candidates listed above, the following two persons are qualified as "Outside Director" defined under the Article 188-2-7-2 of the Commercial Code of Japan ;
Messrs Shigeru Kani and Yasuharu Nagashima.

Agenda No. 3 Issuance of Stock Acquisition Rights as Stock Options to Directors and other Staff of the Bank and its Subsidiaries

This is to request approval on the issuance of Stock Acquisition Rights as stock options to Directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as Directors (except for outside directors) and employees of its wholly owned subsidiaries in the following manner pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

1. Reason for issuing Stock Acquisition Rights under especially favorable conditions

Stock Acquisition Rights shall be issued to Directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as Directors (except for outside directors) and employees of its wholly owned subsidiaries free of charge for the purpose of enhancing their willingness and determination to improve the performance of the Bank group and thus increasing corporate value of the Bank group.

2. Persons receiving Stock Acquisition Rights

Up to 10,000 Stock Acquisition Rights shall be allocated to Directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as Directors (except for outside directors) and employees of its wholly owned subsidiaries.

3. Outline of issuance of Stock Acquisition Rights

(1) Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights

Common shares of the Bank: Up to a total of 10,000,000 shares

If the Bank carries out a stock split or reverse stock split, the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split or reverse stock split and any fractional shares less than one share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment x ratio of split or reverse split

Furthermore, if the Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company [which allocates its shares to our company or its shareholders] (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company [which allocates its shares to the Bank or its shareholders] (*kyuushuu bunkatsu*), the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

(2) Number of Stock Acquisition Rights to be issued

Up to 10,000 (One thousand common shares may be purchased by exercising one Stock Acquisition Right. Provided, however, that adjustments similar to the previous paragraph shall be made if adjustments are made to the number of shares as stipulated in the previous paragraph.)

(3) Issue price of Stock Acquisition Right

Free of charge.

(4) Amount of money to be paid upon exercise of Stock Acquisition Rights

The amount payable upon exercising one Stock Acquisition Right shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of shares that can be purchased through the exercise of one Stock Acquisition Right as determined in (2) above.

The Exercise Price shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding the issuance of Stock Acquisition Rights (excluding days on which no transactions were concluded) by 1.01 (any amount less than one yen shall be rounded up).

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if Stock Acquisition Rights are succeeded as a result of a merger of the Bank into another company or a merger of the Bank with another company to create a new company, if the Bank exchanges shares with another company and becomes its 100% parent company, if the Bank spins off its business to establish a new company [which allocates its shares to the Bank or its shareholders] (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company [which allocates its shares to the Bank or its shareholders] (*kyuushuu bunkatsu*), the Bank may adjust the Exercise Price as considered necessary.

(5) Exercise Period of Stock Acquisition Rights

From July 1, 2006 to June 23, 2014.

(6) Conditions for exercising Stock Acquisition Rights

① In case a Stock Acquisition Rights holder dies and its legal heir completes the succession procedures within a term fixed by the Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

② Stock Acquisition Rights holders may exercise their rights between July 1, 2006 and June 30, 2007 with respect to only one-half of the number of Stock Acquisition Rights granted to them (any amount less than one shall be rounded up).

③ Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

④ Other conditions shall be stipulated in the "Agreement on the Grant of Stock Acquisition Right " to be entered into between the Bank and Directors (except for outside directors), Statutory Executive Officers and employees of the Bank as well as Directors (except for outside directors) and employees of its wholly owned subsidiaries who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors to be held subsequently.

(7) Retirement of Stock Acquisition Rights

① If the General Meeting of Shareholders approves a merger agreement that stipulates the Bank as the dissolving company or if the General Meeting of Shareholders approves a proposal to approve a stock exchange or stock transfer agreement that makes the Bank a wholly owned subsidiary, the Bank may retire Stock Acquisition Rights without charge.

② If persons who received Stock Acquisition Rights fall into a situation that does not satisfy conditions stipulated in the "Agreement on the grant of Stock Acquisition Right" in (6) ④ herein or the legal heir of a Stock Acquisition Rights holder does not take the succession procedures stipulated in (6) ① and lose their rights, the Bank may retire their Stock Acquisition Rights which have not been exercised without charge. Provided, however, that procedures for retirement in this case may be carried out at once after the expiration of the period of the Stock Acquisition Rights herein.

(8) Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the Bank.

Agenda No. 4 Acquisition of Treasury Shares

In order to implement the stock option plan for Directors and other staff of the Bank and its subsidiaries and in order to conduct flexible capital management in response to changes in business environment, an approval is sought to acquire treasury shares pursuant to Article 210 of Commercial Code under the following conditions.

Limit of number of shares to be acquired:	25 million common shares
Limit of aggregate acquisition price:	20 billion yen

Period available for acquisition:

from the closing of this Annual General Meeting of Shareholders to the closing of the immediately following Annual General Meeting of Shareholders.

Agenda No. 5 Payment of Retirement Allowance to the Retiring Director and Statutory Auditors.

We would like to reward Mr. Hidebumi Mori, who retired from Shinsei's Board of Directors as of April 15, 2004, and due to the abolition of the Statutory Auditor system as a result of Shinsei's conversion to a Company with Committees System, Mr. Koji Saito, Mr. Akira Sudo, and Ms. Makiko Yasuda, who retire as Statutory Auditors effective at the closing of this Annual General Meeting of Shareholders, for their services. The rewards are to be the Director's retirement reward of 64.69 million yen, and the reward for Statutory Auditors of 26.64 million yen in total, according to the rules prescribed by the Bank. Regarding the decision on the specific amount to each Statutory Auditor, we would like to ask you to leave the decision entirely to the Compensation Committee which is expected to be organized by a resolution of the Meeting of the Board of Directors scheduled after this Meeting.

Career summaries of the Director and the Statutory Auditors are as follows.

Name	Career Summary
Hidebumi Mori	November, 1998 Deputy President March, 2000 Senior Managing Director April, 2004 Retired from Senior Managing Director
Koji Saito	June, 2002 Statutory Auditor, full time (current)
Akira Sudo	November, 1998 Statutory Auditor, full time March, 2000 Statutory Auditor, part time (current)
Makiko Yasuda	March, 2000 Statutory Auditor, part time (current)

Procedures to Exercise Voting Rights through the Internet

Respecting the exercise of voting right through the Internet, please take note of the followings.

1. The exercise of voting right through the Internet is possible only by utilizing the voting right exercising site (http://www.evote.jp/) designated by the Bank.
   The voting right exercising site on the Internet cannot be utilized by using cellular phones, PHS, etc.
2. Any expense arising from access to the voting right exercising site shall be borne by shareholders.
3. In case of the exercise of voting right on the Internet, it is necessary for you, on the voting right exercising site, to use the "voting right exercising code" and "provisional password" as stated in the Form for Exercising Voting Rights and vote for or against in accordance with the displayed guidance. Furthermore, in order to prevent unauthorized access by persons other than shareholders or alteration of the contents of the excise of voting right, shareholders using the Internet shall be requested to change the "provisional password" to a new one and obtain an exclusive electronic certificate issued by UFJ Trust Bank Limited, the transfer agent of the Bank.
   A new "voting right exercising code" will be notified each time a shareholders' meeting is convened, however, the password shall continue to be used until_a shareholder changes it.
4. The exercise of voting right through the Internet is to be accepted until 24:00 on June 23, 2004 (Wednesday), one day prior to the date of shareholders' meeting, but for the sake of compiling the results of the exercise of voting right, you are requested to exercise voting right at your earliest convenience.
5. In case voting right is exercised concurrently both by mail and through the Internet, voting on the Internet shall be treated as being effective.
6. In case voting right on the Internet is exercised more than once, the last voting shall be treated as being effective.

Contact by telephone:
UFJ Trust Bank Limited, Corporate Agency Department
(*Shouken-daikou-bu*), Help Desk for the exercise of voting right on the Internet:
0120-663-166_(Inquiry hours: 9:00 a.m. – 9:00 p.m.)

Exhibit A

RECEIVED
2004 JUL -7 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Translation)

ARTICLES OF INCORPORATION

Established on October 7, 1952

(As amended on June 24, 2004)

SHINSEI BANK, LIMITED

June 24, 2004
Shinsei Bank, Limited

Reference to the Articles of Incorporation

Article 37 of the Articles of Incorporation as of June 24, 2004 refers to Article 19-2 and Article 25-2 of the Articles of Incorporation prior to the revisions made as of June 24, 2004. For your information, the followings are such articles referred to therein.

Articles referred to

Article 19-2. (Limitation of Liabilities of Directors)

1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors from their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to the extent permitted by laws and regulations.

2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 266, Paragraph 1, Item (5) of the Commercial Code to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code.

Article 25-2. (Limitation of Liabilities of Statutory Auditors)

The Bank may, by a resolution of the Board of Directors of the Bank, exempt Statutory Auditors from their liabilities to the extent permitted by laws and regulations.

ARTICLES OF INCORPORATION
OF
SHINSEI BANK, LIMITED

CHAPTER I
GENERAL PROVISIONS

Article 1. (Corporate Name)

The name of the Bank shall be "Kabushiki Kaisha Shinsei Ginko", and in the English language "Shinsei Bank, Limited".

Article 1-2 (Introduction of Committee Company System)

The provisions for the special exceptions set forth in Chapter 2, Section 4 of the Law for Special Exceptions Concerning Audit, etc. of Kabushiki Kaisha ("Special Exceptions Law") shall apply to the management system of the Company.

Article 2. (Purposes)

The purpose for which the Bank is formed shall be to engage in the following businesses:

(1) Acceptance of deposits and installment deposits, advance of loans, discount of bills of exchange and promissory notes, and foreign & domestic exchange transactions;

(2) Guarantee of obligations, endorsement of bills and other business incidental to the Banking Business set forth in the immediately preceding item;

(3) Underwriting, handling of offerings, handling of private placements, sale and purchase and other businesses in respect of government bonds, local government bonds, government guaranteed bonds and other securities;

(4) In addition to the businesses set forth in the preceding items, any other businesses which a bank is permitted to conduct under the Banking Law, Secured Corporate Bonds Trust Law, Corporate Bonds Law and other laws;and

(5) Any other businesses incidental or related to any of the preceding items.

Article 3. (Location of Head Office)

The head office of the Bank shall be located in Chiyoda-ku, Tokyo.

Article 4. (Method of Public Notices)

Public notices of the Bank shall be published in the "Nihon Keizai Shimbun".

CHAPTER II
SHARES

Article 5.(Aggregate Number of Shares Authorized to Be Issued)

The aggregate number of shares which the Bank shall have the authority to issue shall be three billion one hundred seventy four million five hundred twenty eight thousand (3,174,528,000) shares, out of which two billion five hundred million (2,500,000,000) shares shall be common shares, seventy four million five hundred twenty eight thousand (74,528,000) shares shall be Class-A preferred shares and six hundred million (600,000,000) shares shall be Class-B preferred shares (Class-A preferred shares and Class-B preferred shares being hereinafter collectively referred to as the "Preferred Shares"); provided, however, that, if any common shares are retired or any Preferred Shares are retired or converted into common shares, the number of shares so retired or converted shall be subtracted from the total number of shares to be issued and the number of the relevant class of shares to be issued.

Article 5-2. (Acquisition of Treasury Shares)

The Bank may, by a resolution of the Board of Directors of the Bank, purchase its treasury shares pursuant to the provisions of Article 211-3, Paragraph 1, Item (2) of the Commercial Code.

Article 6. (Number of Shares Constituting One Predetermined Minimum Unit of Shares (tan-gen kabu) and Shares Constituting Less than One Full Unit (tan-gen miman kabu))

1. One predetermined minimum unit of shares (tan-gen kabu) for all the classes of the Bank shall be one thousand (1,000) shares.

2. The Bank shall not issue share certificates of shares falling short of one predetermined minimum unit of shares (hereinafter referred to as "shares constituting less than one full unit").

3. Shareholders holding shares constituting less than one full unit of the Bank (including beneficial shareholders, hereinafter the same) may request the Bank to sell shares in the number that will constitute one full unit of shares when combined with the number of shares constituting less than one full unit of shares owned by them.

Article 7. (Transfer Agent)

1. The Bank shall appoint a transfer agent in connection with its shares.

2. Election of the transfer agent and its business office shall be made by resolution of the Board of Directors of the Bank or by resolution of the statutory executive officers of the Bank who are authorized to make such resolution by the Board of Directors and shall be notified by public notice.

3. The shareholder register (including the beneficial shareholder register, hereinafter the same) and the register for the lost share certificate of the Bank shall be kept at the business office of the transfer agent, and registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit and other affairs concerning shares in the capital of the Bank shall be handled by the transfer agent and not by the Bank.

Article 8. (Rules for Handling Shares)

Denomination of share certificates of the Bank and the procedures and fees relating to registration of transfer of shares, registration of lost share certificate, and repurchase and sale of shares constituting less than one full unit, and other stock-related matters shall be in accordance with the share handling rules as established by the Board of Directors or by the statutory executive officers who are authorized to establish such rules by the Board of Directors.

Articles 9. (Record Date)

1. The shareholders last appearing or being recorded in the shareholder register as of the close of March 31 of each year shall be entitled to exercise rights as shareholders at the annual meeting of shareholders of the Bank with respect to the fiscal year of the Bank which ends on such record date.

2. In addition to the preceding paragraph, the Bank may, in case of necessity, by resolution of the Board of Directors and by giving public notice in advance, establish a specified date and determine that only those shareholders or registered pledgees then registered or recorded in the shareholder register as of the close of such date shall be entitled to exercise their rights as shareholders or pledgees.

CHAPTER II-2
PREFERRED SHARES

Article 9-2. (Preferred Dividends)

1. In the event that dividends are to be paid by the Bank as provided for in Article 33, the Bank shall pay the preferred dividend in respect of a Preferred Share (hereinafter referred to as the "Preferred Dividend") in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of such Preferred Shares which shall not exceed one hundred (100) yen in respect of one Class-A preferred share or ten (10) yen in respect of one Class-B preferred share, as the case may be, to each of the shareholders who hold the Preferred Shares (hereinafter

referred to as the "Preferred Shareholders") or each of the registered pledgees in respect of the Preferred Shares (hereinafter referred to as the "Registered Preferred Pledgees") in priority to the shareholders who hold the common shares (hereinafter referred to as the "Common Shareholders") or registered pledgees in respect of the common shares (hereinafter referred to as the "Registered Common Pledgees"); provided, however, that, if the Preferred Interim Dividends as provided for in Article 9-3 were paid during the relevant fiscal year, such Preferred Interim Dividends shall be subtracted therefrom. As far as payment of the Preferred Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.

2. If the amount of dividend paid to a Preferred Shareholder or a Registered Preferred Pledgee is less than the amount of the Preferred Dividend to be paid in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, in any fiscal year, the deficiency shall not accumulate to the succeeding fiscal years.

3. Any amount in excess of the Preferred Dividends in respect of Class-A preferred shares or Class-B preferred shares, as the case may be, shall not be paid to any Preferred Shareholder or Registered Preferred Pledgee as dividend in any fiscal year.

Article 9-3. (Preferred Interim Dividends)

In the event that the Interim Dividends are to be paid by the Bank as provided for in Article 34, the Bank shall make money distribution in the amount determined by resolution of the Board of Directors of the Bank at the time of issue of the Preferred Shares which shall not exceed the amount equal to one half of the Preferred Dividend to be paid in respect of a Preferred Share (which is referred to as the "Preferred Interim Dividend" in these Articles of Incorporation) to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as payment of the Interim Dividends is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.

Article 9-4. (Distribution of Residual Assets)

1. In the event of distribution of residual assets of the Bank, one thousand three hundred (1,300) yen in respect of Class-A preferred shares and four hundred (400) yen in respect of Class-B preferred shares shall be payable to each Preferred Shareholder or Registered Preferred Pledgee in priority to the Common Shareholders or Registered Common Pledgees. As far as distribution of residual assets is concerned, Class-A preferred shares and Class-B preferred shares shall rank pari passu.

2. No other distribution of surplus assets shall be made to any Preferred Shareholder and Registered Preferred Pledgee.

Article 9-5. (Cancellation of Preferred Shares)

The Bank may at any time purchase Preferred Shares and cancel them at the purchase prices thereof out of the profits distributable to the shareholders.

Article 9-6. (Voting Rights)

No Preferred Shareholder shall be entitled to vote at a meeting of shareholders. Provided, however, that Preferred Shareholder shall be entitled to vote from the time of the annual meeting if the agenda item to the effect that the Preferred Shareholders shall receive a preferred dividend has not been submitted to that annual meeting and from the time of the close of the annual meeting if the agenda item has been rejected at that annual meeting , to the time when a resolution to the effect that the Preferred Shareholder shall receive a preferred dividend has been adopted.

Article 9-7. (Consolidation or Split, Preemptive Rights, Etc.)

1. No consolidation or split in respect of the Preferred Shares shall be made by the Bank unless otherwise provided for in laws or ordinances.

2. No preemptive rights, share purchase rights in respect of newly issued shares or no share purchase rights in respect of bonds with warrants shall be granted to the Preferred Shareholders.

Article 9-8. (Conversion to Common Shares)

Any Preferred Shareholder may request conversion of Preferred Shares held by him or her to common shares on the terms and conditions determined by the Board of Directors of the Bank at the time of issue of such Preferred Shares; such request shall be made during the specified period (hereinafter referred to as the "Conversion Period") determined by the same meeting of the Board of Directors of the Bank.

Article 9-9. (Mandatory Conversion to Common Shares)

1. Each Preferred Share in respect of which a request for conversion has not been made during the Conversion Period shall be mandatorily converted on the day (hereinafter referred to as the "Mandatory Conversion Date") next following the expiry date of the Conversion Period for Class-A preferred shares or Class-B preferred shares, as the case may be, to such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant Preferred Share by a certain amount stipulated in the following paragraph for Class-A preferred shares and Class-B preferred shares respectively.

2. A certain amount referred to in the immediately preceding paragraph means, with respect to Class-A preferred shares, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and, with respect to Class-B preferred shares, if common shares of the Bank are listed on any Stock Exchange or registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the average of the daily closing prices (including closing bid or offered price if no closing price is reported) of the common shares of the Bank traded in regular way as reported by the Stock Exchange concerned or Over-the-Counter Securities Market established by the Securities Dealers' Association holding the Register Book of Securities Traded Over-the-

Counter concerned (hereinafter referred to as "Over-the-Counter Market") for the 30 consecutive trading days (excluding those trading days on which no such closing price or closing bid or offered price is reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and if common shares of the Bank are neither listed on any Stock Exchange nor registered on any Register Book of Securities Traded Over-the-Counter on the 45th trading day prior to the Mandatory Conversion Date, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors based on the consolidated financial statements prepared according to the Regulation concerning the Terms, Form and Method of Preparation of Consolidated Financial Statements as of the annual settlment of accounts or semi-annual settlement of accounts. Provided, however, that there are two (2) or more Stock Exchanges or Over-the-Counter Markets in total where common shares of the Bank are listed or traded as of the 45th trading day prior to the Mandatory Conversion Date, the average price shall be calculated based on the daily closing prices of the common shares of the Bank traded in regular way on the Exchange or in the Over-the-Counter Market where the volume of trade was the largest during the period commencing on the 45th trading day prior to the Mandatory Conversion Date up to the day immediately preceding the Mandatory Conversion Date. The average price shall be calculated by rounding to the nearest first decimal with less than five-hundredth of one (0.05) yen being disregarded.

3. The number of common shares to be issued by the mandatory conversion as provided for in the two preceding paragraphs shall not exceed two (2) common shares per Class-A preferred share, and shall not exceed two-thirds (2/3) of one common share per Class-B preferred share and shall not fall below one-half (1/2) common share per Class-B preferred share. Provided, however, that in case of consolidation or split in respect of common shares after the issue of the relevant Preferred Shares, the number of common shares so issued by the mandatory conversion shall not exceed the number obtained by multiplying two (2) shares with respect to Class-A preferred share or two-thirds (2/3) of one share with respect to Class-B preferred share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split, and shall not fall with respect to Class-B preferred share below

the number obtained by multiplying one half (1/2) share by the number (or fraction) of shares assigned to an common share as a result of such consolidation or split.

4. In the calculation of the number of common shares as aforesaid in the preceding three paragraphs, any number less than one (1) share shall be dealt with in the manner applied to share consolidation as provided for in the Commercial Code, *mutatis mutandis.*

CHAPTER III
MEETINGS OF SHAREHOLDERS

Article 10. (Holding of Meetings of Shareholders)

1. An annual meeting of shareholders of the Bank shall be held in June of each year.

2. A special meeting of shareholders of the Bank shall be held whenever necessary.

3. Unless otherwise provided for in laws or ordinances, a meeting of shareholders of the Bank shall be called by the Chairman of the Bank in accordance with a resolution of the Board of Directors.

4. In case the Chairman is vacant or unable to act, the Vice Chairman of the Bank shall call the meeting, and in case both the Chairman and the Vice Chairman are vacant or unable to act, the President of the Bank shall call the meeting. In case all of the Chariman, the Vice Chairman and the President are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall call the meeting.

Article 11. (Chairman of Meetings of Shareholders)

1. Meetings of shareholders of the Bank shall be presided over by the Chairman.

2. In case the Chairman is vacant or unable to act, the Vice Chairman shall preside over the meeting; and in case both the Chairman and the Vice Chairman are

vacant or unable to act, the President of the Bank shall preside over the meeting. In case all of the Chariman, the Vice Chairman and the President are vacant or unable to act, one of the other Statutory Executive Officers, acting in accordance with a resolution of the Board of Directors, shall preside over the meeting.

3. Notwithstanding the preceding two (2) Paragraphs, the Board of Directors can resolve who shall preside the meetings of shareholders.

Article 12. (Method of Resolutions)

1. Unless otherwise provided for in laws or ordinances or by these Articles of Incorporation, all resolutions of meetings of shareholders of the Bank shall be adopted by a majority of the votes cast at the meeting by the shareholders present and in attendance.

2. All resolutions of meetings of shareholders of the Bank pursuant to the Article 343 of the Commercial Code shall be adopted by the votes equal to or more of two thirds of the voting rights held by the shareholders present and in attendance only when such shareholders present and in attendance represent aggregate voting rights equal to or more than one third of the entire voting rights.

Article 13. (Voting by Proxies)

A shareholder may vote at a meeting of shareholders of the Bank through a proxy who is himself or herself a shareholder of the Bank and is entitled to vote at the relevant meeting of shareholders.

Article 13-2. (Meetings of Holders of Particular Classes of Shares)

The provisions of Article 10, paragraphs 3 and 4, Articles 11 and 13 shall be applied, *mutatis mutandis*, to meetings of holders of particular classes of shares.

CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS

Article 14. (Number of Directors and Their Election)

1. The number of Directors of the Bank shall be not more than twenty (20). Among Directors, more than one (1) must be outside directors (as defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code).

2. Directors shall be elected at a shareholder meeting of the Bank attended by shareholders representing one-third (1/3) or more of the voting rights held by all shareholders of the Bank.

3. Cumulative voting shall not be permitted for the election of Directors.

Article 15. (Term of Office of Directors)

1. The term of office of directors of the Bank shall expire at the conclusion of the annual meeting of shareholders of the Bank for the last fiscal year which falls within one (1) year after their assuming office.

2. The term of office of directors of the Bank elected during the term of office of other directors shall be conterminous with the remaining term of office of directors then in office.

Article 16. (Senior Advisor)

The Bank may appoint Senior Advisors by resolution of the Board of Directors.

Article 17. (Limitation of Liabilities of Directors)

1. The Bank may, by a resolution of the Board of Directors of the Bank, exempt Directors (including ex-Directors) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemptions Law to the extent permitted by laws and regulations.

2. The Bank may enter into an agreement with outside Directors which limits the maximum amount of their liabilities regarding actions provided for in Article 21-

17, Paragraph 1 of the Special Exemptions Law to an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code applied *mutatis mutandis* according to the Article 21-17, Paragraph 5 of the Special Exemptions Law.

Article 18. (Constitution and Power of the Board of Directors)

1. The directors of the Bank shall constitute the Board of Directors.

2. The Board of Directors shall have power to decide all matters stipulated in Article 21-7, Paragraph 1 and in other laws and regulations and supervise the execution of the duties and responsibilities of the directors and the statutory executive officers.

Article 19. (Calling of Meetings of the Board of Directors)

1. A meeting of the Board of Directors shall be called by the Chairman who is also a director or, in case the office of the Chairman is vacant, the Chairman is not a director or the Chairman is unable to act, by the Vice Chairman who is also a director.

2. In case both the Chairman and the Vice Chairman are vacant, unable to act or not directors, the President of the Bank shall call such meeting. In case all of the Chairman, the Vice Chairman and the President are vacant, unable to act or not directors, one of the other directors shall call such meeting in accordance with a resolution of the Board of Directors.

3. Notwithstanding the preceding two (2) Paragraphs, any director who is a member of the relevant committees set forth in Article 26 and nominated thereat may convene a meeting of the Board of Directors.

4. Notice of a meeting of the Board of Directors shall be dispatched to each director at least three (3) days prior to the meeting; provided, however, that this period of notice may be shortened in case of emergency.

Article20. (Chairman of Meetings of the Board of Directors)

1. The Chairman who is also a director shall preside over meetings of the Board of Directors, and in case the office of the Chairman is vacant, the Chairman is

not a director or the Chairman is unable to act, the Vice Chairman, who is also a director, shall preside over the meetings.

2. In case both the Chairman and the Vice Chairman is vacant, unable to act or not directors, the President of the Bank shall preside over the meeting. In case all of the Chairman, the Vice Chairman and the President is vacant, unable to act or not directors, one of the other directors, acting in accordance with a resolution of the Board of Directors, shall preside over the meetings.

Article21. (Resolutions at Meetings of the Board of Directors)

Unless otherwise provided for in laws or ordinances, any resolution of meetings of the Board of Directors shall be adopted by an affirmative vote of a majority of the directors present at the meeting, at which a quorum shall be constituted by the presence of a majority of the directors.

CHAPTER V
STATUTORY EXECUTIVE OFFICERS

Article 22. (Number and Election of Statutory Executive Officers)

1. The Company shall have not more than twenty(20) statutory executive officers.

2. The statutory executive officers shall be elected at the meeting of the Board of Directors.

Article 23. (Term of Statutory Executive Officers)

1. The term of the statutory executive officers shall expire at the close of the first meeting of the Board of Directors to be held following the close of the annual meeting of shareholders with respect to the most recent fiscal year which is within one (1) year subsequent to their assumption of office.

2. The term of the statutory executive officers elected during the term of office of other directors shall be conterminous with the term of office of the statutory executive officers then in office.

Article 24. (Representative Statutory Executive Officers and Statutory Executive Officers with Special Title)

1. The Board of Directors shall appoint one or more Representative Statutory Executive Officers by its resolution.

2. Representative Statutory Executive Officers shall represent the Company.

3. Among the statutory executive officers, the Board of Directors shall appoint one (1) Chairman and one (1) President, or at least one (1) Chairman or one (1) President by its resolution, and, the Board of Directors may appoint one (1) Vice Chairman and one (1) or more Executive Vice President(s), Senior Managing Executive Officer(s) and Managing Executive Officer(s) by its resolution.

4. The Board of Directors may determine the allocation of responsibilities among the statutory executive officers, the relationship among the statutory executive officers with respect to supervision and direction, and any other matters concerning the mutual relationships among statutory executive officers, and shall promptly notify each statutory executive officer thereof.

Article 25. (Release of Statutory Executive Officers form Liabilities)

The Bank may, by a resolution of the Board of Directors of the Bank, exempt the statutory executive officers (including ex-statutory executive officers) from their liabilities regarding actions provided for in Article 21-17, Paragraph 1 of the Special Exemption Law to the extent permitted by laws and regulations.

CHAPTER VI
COMMITTEES

Article 26. (Composition of the Committees, and Designation of Committee Members)

1. Each of the Nomination, Audit, and Compensation Committees shall have at least three (3) members.

2. A majority of the members of each of the Nomination, Audit, and Compensation Committees must be outside directors and must not be appointed as statutory executive officers.

3. Members of the Audit Committee shall not be appointed from among the statutory executive officers, managers or other employees of the Company or its subsidiaries, or those who serve concurrently as directors performing the business of such subsidiaries.

4. Members of each of the Nomination, Audit, and Compensation Committees shall be appointed from among the directors at a meeting of the Board of Directors.

Article 27. (Authority to Convene and Preside Over Meetings of the Committee)

1. Meetings of the respective Committees shall be convened and presided over by the member previously appointed by the respective Committees.

2. Notwithstanding the preceding Paragraph, each member may convene the Committee when he considers necessary.

3. Notice of the convening of a meeting of each Committee shall be dispatched to each member at least three (3) days prior to the date of such meeting; provided, however, that this period of notice may be shortened in case of emergency.

4. The respective Committees may omit the procedure referred to in the preceding Paragraph if all members of the relevant Committee so agree.

Article28. (Method of Resolution of the Committee)

Resolutions of the Committee shall be adopted by the affirmative votes of a majority of members present at meetings thereof.

CHAPTER VII
LONG-TERM CREDIT DEBENTURES

Article29. (Name of Debentures)

The Debentures to be issued by the Bank shall be called Long-Term Credit Debentures.

Article 30. (Limit of Issuing Debentures)

The Bank may issue Debentures up to an amount which is permitted under the Law concerning Merger and Conversion of Financial Institutions or other laws.

CHAPTER VIII
ACCOUNTING

Article31. (Fiscal Year)

The fiscal year of the Bank shall be from April 1 of each year to March 31 of the next succeeding year.

Article 32. (Appropriation of Earned Surplus)

Unless otherwise provided for in laws or ordinances, the earned surplus of the Bank shall be appropriated by resolution of the annual meeting of shareholders of the Bank (including cases where the resolution of the Board of Directors is deemed to be the resolution at the meeting of shareholders based on Article 21-31 of the Special Exemption Law).

Article 33. (Payment of Dividends)

Dividends shall be paid to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of March 31 of each year.

Article 34. (Payment of Interim Dividends)

The Bank may, by resolution of the Board of Directors, make money distribution pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as the "Interim Dividend" in these Articles of Incorporation) to the shareholders or the registered pledgees, as the case may be, last appearing or being recorded in the shareholder register as of the close of September 30 of each year.

Article 35. (Conversion of Preferred Shares and Dividends)

The first (1st) payment of dividends or Interim Dividends on the common shares issued upon conversion of Preferred Shares issued by the Bank, as the case may be, shall be made, as if the conversion had taken effect on the first (1st) day of April, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of April and the thirtieth (30th) day of September, and as if the conversion had taken effect on the first (1st) day of October, in case the conversion is requested or mandatory conversion as provided for in Article 9-9 is made between the first (1st) day of October and the thirty-first (31st) day of March of the next succeeding year.

Article 36. (Period for Discharge of Dividends)

In case dividends or Interim Dividends are not received by the person entitled thereto within five (5) years from the day of commencement of payment thereof, the Bank shall be discharged from any liability for payment thereof.

CHAPTER IX
SUPPLEMENTARY PROVISION

Article 37. (Exemption of Directors and Statutory Auditors from Their Liabilities Prior to the Transition to the Company with Committees of the Board of Directors)

Exemption of Directors and Statutory Auditors from their liabilities with respect to the action under Article 266, Paragraph 1, Item (5) of the Commercial Code prior to the close of the annual meeting of shareholders with respect to the fiscal year ending March 31, 2004, and agreements for limitation of liabilities entered into by and between the Bank and each of outside Directors shall be as set forth in Articles 19-2 and 25-2 of the Articles of Incorporation in effect before the amendments effective from the end of the said annual meeting of shareholders.

Exhibit A-7

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Changes of Directors, Auditors and Executive Officers

Tokyo (Thursday, June 24, 2004) – Shinsei Bank, Limited ("Shinsei Bank") announced the changes of Directors, Auditors and Executive Officers as follows.

	New Positions	Other or Former Positions
Newly Appointed Directors		
Thierry Porté	Director	Corporate Executive Officer, Vice Chairman
Shigeru Kani	Director	former Director, Administration Department, The Bank of Japan
Yasuharu Nagashima	Director	Lawyer
Retiring Auditors		
Koji Saito		Standing Statutory Auditor
Akira Sudo		Statutory Auditor
Makiko Yasuda		Statutory Auditor
Representative Statutory Executive Officers / Statutory Executive Officers		
Masamoto Yashiro	Director, Representative Statutory Executive Officer, Chairman and President, Chief Executive Officer	Chairman of the Board and President, Corporate Executive Officer, Chief Executive Officer
Thierry Porté	Director, Representative Statutory Executive Officer, Vice Chairman	Corporate Executive Officer, Vice Chairman
Teruaki Yamamoto	Representative Statutory Executive Officer, Senior Managing Executive Officer, Head of Institutional Banking Group	Senior Managing Director, Corporate Executive Officer, Head of Institutional Banking Group
Clark Graninger	Senior Managing Executive Officer, Head of Institutional Banking Group	Corporate Executive Officer, Head of Institutional Banking Group
K. Sajeeve Thomas	Senior Managing Executive Officer, Head of Retail Banking Group, and GM of Retail Business Division	Corporate Executive Officer, Head of Retail Banking Group, and GM of Retail Business Division

	New Positions	Other or Former Positions
John E. Mack	Senior Managing Executive Officer, Chief Financial Officer, Head of Finance Group, and GM of Treasury Division	Corporate Executive Officer, Chief Financial Officer, Head of Finance Group, and GM of Treasury Division
Dhananjaya Dvivedi	Senior Managing Executive Officer, Head of Banking Infrastructure Group, GM of Information Technology Division, and Head of Retail Services Sub-Group	Corporate Executive Officer, Head of Banking Infrastructure Group, GM of Information Technology Division, and Head of Retail Services Sub-Group
Janak Raj	Senior Managing Executive Officer, Head of Risk Management Group, and GM of Retail Banking Risk Management Division	Corporate Executive Officer, Head of Risk Management Group, and GM of Retail Banking Risk Management Division
Tadashi Ishikuro	Managing Executive Officer, Head of Corporate Banking Business Sub-Group	Director, Corporate Executive Officer, Head of Corporate Banking Business Sub-Group
Junzo Tomii	Managing Executive Officer, Head of Corporate Business Solutions Sub-Group	Corporate Executive Officer, Head of Corporate Business Solutions Sub-Group
Masazumi Kato	Managing Executive Officer, Head of Financial Institutions & Capital Markets Sub-Group	Corporate Executive Officer, Head of Financial Institutions & Capital Markets Sub-Group, and GM of Financial Institutions Business Division II
Satoru Katayama	Managing Executive Officer, Deputy Head of Retail Banking Group	Corporate Executive Officer, Deputy Head of Retail Banking Group

Exhibit A-6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

New Management Structure Under the Company with Committees System

Tokyo (Thursday, June 24, 2004) --- As part of its conversion to a Company with Committees board model (*iinkai-tou setchi-gaisha*), Shinsei Bank, Limited ("Shinsei Bank") today announced the establishment of and appointed members to the following committees: the Nomination Committee, the Audit Committee and the Compensation Committee. Shinsei Bank also appointed Statutory Executive Officers ("SEO") in charge of business execution.

These three committees and the SEO management structure were put in place in accordance with the amended Japanese Commercial Code. As announced on January 16, 2004, Shinsei Bank decided to adopt a Company with Committees board model effective after its Annual General Meeting of Shareholders held today. The committee members and SEOs were appointed at a Board of Directors Meeting held immediately after the Shareholders Meeting.

The Board also established the Office of Audit Committee to function as the secretariat for the Audit Committee.

Following is an outline of the new committees and SEO management structure:

1. Nomination, Audit and Compensation Committee

<u>Nomination Committee</u>

Committee Composition:	6 members (5 outside directors and 1 executive director)
Main Role:	Make decisions regarding proposals submitted at Shareholders Meetings for the appointment and removal of directors
Chairman:	Minoru Makihara*
Members:	Michael J. Boskin*
	Timothy C. Collins*
	J. Christopher Flowers*
	David Rockefeller*
	Masamoto Yashiro (Chairman and CEO)

* = outside directors

Audit Committee

Committee Composition:	4 members (all outside directors)
Main Role:	Conduct audits on activities of directors and SEOs
Chairman:	Akira Aoki*
Members:	Shigeru Kani*
	Yasuharu Nagashima*
	Nobuaki Ogawa*

* = outside directors

Compensation Committee

Committee Composition:	6 members (all outside directors)
Main Role:	Make decisions regarding compensation of individual director and SEO
Chairman:	J. Christopher Flowers*
Members:	Emilio Botín*
	Timothy C. Collins*
	Minoru Makihara*
	Donald B. Marron*
	Martin G. McGuinn*

* = outside directors

2. Statutory Executive Officers

Chairman and CEO	Masamoto Yashiro[1,2]
Vice Chairman	Thierry Porté[1,2]
Senior Managing Executive Officers:	
Head of Institutional Banking Group	Teruaki Yamamoto[2]
Head of Institutional Banking Group	Clark Graninger
Head of Retail Banking Group	K. Sajeeve Thomas
Chief Financial Officer, Head of Finance Group	John E. Mack
Head of Banking Infrastructure Group	Dhananjaya Dvivedi
Head of Risk Management Group	Janak Raj
Managing Executive Officers:	
Head of Corporate Banking Business Sub-Group	Tadashi Ishikuro
Head of Corporate Business Solutions Sub-Group	Junzo Tomii
Head of Financial Institutions & Capital Markets Sub-Group	Masazumi Kato
Deputy Head of Retail Banking Group	Satoru Katayama

1 = Director 2 = Representative SEO

3. Office of Audit Committee ("OAC")

The OAC functions as the secretariat for the Audit Committee, assisting with the execution of the Audit Committee's audit activities. As defined in Article 193 of the Rules for Enforcement of the Japanese Commercial Code, the head of the OAC is "an employee who assists in the execution of the duties of the Audit Committee". In order to ensure the independence of the head of the OAC from Shinsei Bank in accordance with the law, the OAC reports directly to and works solely for the Audit Committee.

Since its launch as a new bank in March 2000, Shinsei Bank has worked to create an effective corporate governance system through the appointment of highly experienced outside directors from both Japan and other countries. Shinsei Bank has also voluntarily established a Nomination and Compensation Committee that reports to the Board of Directors, and an Audit Committee that reports both to the Board of Directors and the Board of Statutory Auditors.

With the change in board model, the function of Statutory Executive Officers to execute business and the function of the Board of Directors to monitor and supervise business execution are more clearly separated. In addition, part of the Board of Directors' business execution authority has been transferred to the Statutory Executive Officers in accordance with Japanese law. These measures increase Shinsei Bank's flexibility in business execution and quick decision-making capabilities, while allowing the Board of Directors to focus on long-term management strategy and the supervision of business execution.

Going forward, Shinsei Bank will continue to strengthen its corporate governance framework in order to achieve more effective and transparent management.

(Reference)

Board of Directors (as of June 24, 2004)

Director	Masamoto Yashiro	Representative Statutory Executive Officer Chairman and CEO
Director	Thierry Porté	Representative Statutory Executive Officer Vice Chairman
Director*	Akira Aoki	(Senior Advisor, Japan Securities Finance Co., Ltd.)
Director*	Michael J. Boskin	(Professor, Stanford University)
Director*	Emilio Botín	(Chairman, Banco Santander Central Hispano SA)
Director*	Timothy C. Collins	(CEO, Ripplewood Holdings, LLC)
Director*	J. Christopher Flowers	(Chairman, J.C.Flowers & Co.,LLC)
Director*	Takashi Imai	(Senior Advisor, Honorary Chairman, Nippon Steel Corporation)
Director*	Shigeru Kani	(former Director, Administration Department, The Bank of Japan)
Director*	Minoru Makihara	(Senior Corporate Advisor, Mitsubishi Corporation)
Director*	Donald B. Marron	(former Chairman, UBS Paine Webber)
Director*	Martin G. McGuinn	(Chairman and CEO, Mellon Financial Corporation)
Director*	Yasuharu Nagashima	(Lawyer)
Director*	Nobuaki Ogawa	(Lawyer)
Director*	David Rockefeller	(former Chairman, Rockefeller Group)

* = outside directors stipulated in Article 188, Paragraph 2, 7-2 of the Japanese Commercial Code

( ) = other or former position

Exhibit A-5

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Announcement Regarding Result of Purchase of Bank's Common Shares

Tokyo (Thursday, June 24, 2004) --- Shinsei Bank, Limited (the "Bank") announced the result of purchase of the Bank's common share, which was authorized by the Board of Directors at its meeting on May 28, 2004, pursuant to Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code, as follows:

(1) Period for purchase:	From May 28, 2004 to June 24, 2004 (end of period for purchase)
(2) Number of shares purchased:	0 shares
(3) Total cost of purchase:	0 yen

Reference:

1. Details of the Purchase of the Bank's Shares Authorized at the Board Meeting on May 28, 2004:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	2,000,000 shares as an upper limit
(3) Total cost of purchase:	1,600,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the Board Meeting on May 28, 2004 to the closing of the Annual General Meeting of Shareholders on June 24, 2004

2. In addition to the items above, pursuant to Article 210 of the Japanese Commercial Code, the Annual General Meeting of Shareholders on June 24, 2004 has authorized the Bank to purchase shares of the Bank's common stock, as follows:

(1) Type of shares to be purchased:	Common Shares
(2) Number of shares to be purchased:	25,000,000 shares as an upper limit
(3) Total cost of purchase:	20,000,000,000 yen as an upper limit
(4) Available period for purchase:	From the closing of the Annual General Meeting of Shareholders on June 24, 2004 to the closing of the immediately following Annual General Meeting of Shareholders

3. Total numbers of common shares issued and treasury shares as of May 31, 2004:

(1) Total number of common shares issued:	1,358,537,606 shares
(2) Total number of treasury shares:	3,126 shares (all shares were purchased as less-than-one-unit shares and included in the total number of common shares issued)

Exhibit A-4

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Notice of Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Thursday, June 24, 2004) --- Shinsei Bank, Limited ("the Bank") notices that at a meeting held today, the Board of Directors approved the issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Japanese Commercial Code at the General Meeting of Shareholders held on June 24, 2004. See details as follows.

1.	Issue date of Stock Acquisition Rights:	July 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	9,465 Stock Acquisition Rights. (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000) To be finally determined on July 1, 2004 in accordance with 8 below.
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	9,465,000 Common shares of the Bank. To be finally determined on July 1, 2004 in accordance with 8 below.
4.	Issue price of stock options:	Free of charge
5.	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on July 1, 2004
6.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on July 1, 2004
7.	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on July 1, 2004) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.
8.	Number of people to whom Stock Acquisition Rights are offered and their details:	A total of 2,200 Directors(except for outside directors), Statutory Executive Officers and employees of the Bank and its wholly owned subsidiaries. Further among them, those who are on the register of the Bank or its wholly owned subsidiaries on July 1, 2004 are eligible for allocation.

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the regular General Meeting of Shareholders: May 28, 2004

(2) Resolution date of the regular General Meeting of Shareholders: June 24, 2004

(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,

Shinsei Bank, Limited

By:

Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

June 18, 2004
Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
President & CEO
(Code: 8303 TSE First Section)

Announcement Regarding Establishment of a Sponsored American Depositary Receipt (ADR) Program

Shinsei Bank, Limited (the "Bank") announces that the Bank has established a sponsored American Depositary Receipt (ADR) program which will permit investors to hold the Bank's outstanding common shares, which are listed on the Tokyo Stock Exchange, in the form of ADRs. This sponsored ADR program will not be accompanied by a listing and will not be a method of raising capital through, for example, an issuance of new common shares of the Bank.

Reference:

1. Type of ADR Program:	Sponsored Level-1 ADR Program
2. Maximum Number of ADRs to be issued under the Program:	50,000,000 ADRs
3. Issue Price:	Determined in the U.S. over-the-counter market based on the market price of the Bank's common shares on the First Section of the Tokyo Stock Exchange
4. Aggregate Issue Price:	Sum of the issue price of each ADR actually issued
5. Start Date:	June 18, 2004 (U.S. Eastern Daylight Time)
6. ADR Ratio:	1 depositary receipt = 2 ordinary shares
7. U.S. CUSIP Number:	824631105
8. Ticker Symbol:	SKLKY
9. Depositary Bank:	The Bank of New York
10. Local Custodian Bank:	Sumitomo Mitsui Banking Corporation

This press release is solely intended as general information regarding the establishment of the Bank's ADR program.

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Extraordinary Report dated June 18, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's establishment of a Sponsored American Depositary Receipt (ADR) Program.

Extraordinary Report dated June 24, 2004

An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with Shinsei's allocation of stock acquisition rights as stock options.